THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 67

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 31, 2003

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva Nro.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 ( b ) : 82-------------

Total of Sequentially Numbered Pages 67

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. financial Statements as of and for the twelve months ended December 31, 2003, as filed with the Chilean Superintendency of Securities and Insurance.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Supermercados Unimarc S.A.

Date: April 05, 2004 By: Claudia Quezada Romero (C.F.O.)

Report of the External Auditors

Financial Statements as of December 31, 2003 and 2002

Auditors' Tax Id Number: 78,933,630 - K

External Auditors Corporate Name: ACG Auditores Consultores Gerenciales Ltda.

Correspondent of RSM International

Messrs.

Chairman, Directors and Shareholders

SUPERMERCADOS UNIMARC S.A. & AFFILIATES

  We have conducted an audit of the consolidated general balance sheet of Supermercados Unimarc S.A. and Affiliates as of December 31, 2003 and 2002 restated, and of the related consolidated statements of results and of cash flow for the years then ended. The preparation of said financial statements (including their related notes) is the responsibility of Supermercados Unimarc S.A. 's management. Our responsibility is to express an opinion on these financial statements, based on the audit we conducted. The audit of the financial statements of Supermercados Unimarc S.A. and Affiliates as of December 31, 2002 has been reissued by us, and the report dated October 16, 2003 included an opinion with an exception on said financial statements. The attached Reasoned Analysis and Relevant Facts are not an integral part of these financial statements; therefore, this report does not encompass same.

  Except for what is stated in the following paragraph, our audits were conducted in accordance with generally accepted auditing principles in Chile. Said norms require for us to plan and carry out the audit in order to attain a reasonable degree of certainty as to whether the financial statements are free from any material misstatement. An audit includes examining, based on evidence, the information supporting the amounts and disclosures made in the financial statements. An audit also includes an evaluation of the accounting principles used and significant estimates made by the management of the company, as well as an evaluation of the overall presentation of the financial statements. We believe that our audit provides a reasonable basis to support our opinion.

  As it is more thoroughly explained in Note 28 to the financial statements, in accordance with the instructions given by the Superintendency of Securities and Insurance in several official letters, Supermercados Unimarc S.A. has reclassified certain "monetary" entries as "non monetary" in its interim financial statements for the year ended as of December 31, 2002, referring to its affiliate Supermercados Hipermarc S.A. in the Republic of Argentina, giving rise to a loss in the amount of ThCh$1,300,704 for the recognition of income through the proportional equity value method. Consequently, our report about the restated financial statements as of December 31, 2002, shown here, differs from the report issued by other external auditors on March 31, 2003, as these restated financial statements include the adjustments charged against results for the period, proposed by the Superintendency of Securities and Insurance.

  In our opinion, the aforementioned consolidated financial statements reasonably present, in all of their material respects, the financial position of Supermercados Unimarc S.A. and Affiliates, as of December 31, 2003 and 2002, and results of operation and cash flow for the years then ended, in accordance with the principles described in Note 2 (b) and norms sanctioned by the Superintendency of Securities and Insurance.

  Just as it is stated in Note 23 (c.1) the company has lodged personal guaranties for up to US$13,688,889 in one case and for up to US$25,230,328 in the other, jointly with other related companies, guarantors of these same obligations, applicable in case of insufficiency or if it is not possible to execute the guarantee with respect to one or more of the guarantors, in connection with the obligations attributable to such insufficient guarantor or guarantors, in favor of Inversiones Errazuriz Ltda. to cover its obligations with the State Street Bank and Trust Company. On March 25, 2001, Inversiones Errazuriz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. As of the closing date of these financial statements, the lawyers in charge of the aforementioned court case have reported to Inversiones Errazuriz Ltda. that they are awaiting the determination on the consolidated appeal by the Second Circuit. In the lawyers' opinion, the final outcome of the litigation may not be determined at this time. Consequently the attached financial statements do not contemplate any provision or loss, as may rise from the process.

Santiago, March 26, 2004 ACG Auditores Consultores Gerenciales Ltda.

Correspondent of RSM International

Name of the signing partner: FERNANDO BRAUN REBOLLEDO

Id card number: 5,070,231-6

ASSETS
		mm	dd	yr	mm	dd	yr
		12	31	2003	12	31	2002
ASSETS	NOTE NUMBER	CURRENT			PREVIOUS
5.11.00.00 TOTAL CURRENT ASSETS		25,559,260			21,966,471
5.11.10.10 Available		699,220			1,740,178
5.11.10.20 Time deposits		297,337			0
5.11.10.30 Negotiable securities (net)		0			0
5.11.10.40 Debtors from sales (net)	5	1,431,049			1,639,922
5.11.10.50 Notes receivable (net)	5	2,139,815			2,709,326
5.11.10.60 Sundry debtors (net)	5	72,757			422,835
5.11.10.70 Related companies bills receivable and debtors	6	7,648,521			3,466,154
5.11.10.80 Inventories (net)	7	11,586,547			10,499,536
5.11.10.90 Recoverable taxes		799,829			796,436
5.11.20.10 Prepaid expenses	28	778,624			595,860
5.11.20.20 Deferred taxes	8	0			0
5.11.20.30 Other current assets	9	105,561			96,224
5.11.20.40 Leasing contracts (net)		0			0
5.11.20.50 Assets for leasing (net)		0			0
5.12.00.00 TOTAL FIXED ASSETS	10	131,028,434			152,218,366
5.12.10.00 Land	10	39,181,015			45,567,737
5.12.20.00 Constructions and infrastructure works	10	56,690,620			65,613,756
5.12.30.00 Machinery and equipment	10	22,584,947			22,436,271
5.12.40.00 Other fixed assets	10	35,312,814			37,645,005
5.12.50.00 Higher value due to technical revaluation of fixed assets		0			0
5.12.60.00 Depreciation (less)	10	-22,740,962			-19,044,403
5.13.00.00 TOTAL OTHER ASSETS		23,743,238			26,954,380
5.13.10.10 Investments in related companies		1,182			0
5.13.10.20 Investments in other companies		0			0
5.13.10.30 Lower value of investments	12	15,130,474			16,761,636
5.13.10.40 Higher value of investments (less)	12	-38,110			-46,787
5.13.10.50 Long-term debtors	5	526,768			580,790
5.13.10.60 Long-term related companies bills receivable and debtors	6	0			0
5.13.10.65 Long-term deferred taxes	8	6,565,203			7,405,990
5.13.10.70 Intangible		10,431			11,797
5.13.10.80 Amortization (less)		0			0
5.13.10.90 Other	13	1,547,290			2,240,954
5.13.20.10 Long-term leasing contracts (net)		0			0
5.10.00.00 TOTAL ASSETS		180,330,932			201,139,217

LIABILITIES
		mm	dd	yr	mm	dd	yr
		12	31	2003	12	31	2002
LIABILITIES	NOTE NUMBER	CURRENT			PREVIOUS
5.21.00.00 TOTAL CURRENT LIABILITIES		42,703,989			57,391,142
5.21.10.10 Short-term bank and financial institutions obligations	14	5,993,321			23,765,994
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	14	3,361,585			1,090,356
5.21.10.30 Obligations with the public (Promissory notes)		0			0
5.21.10.40 Obligations with the public-short-term portion (bonds)		0			0
5.21.10.50 Long-term obligations with maturity within one year		0			0
5.21.10.60 Payable dividends		0			0
5.21.10.70 Accounts payable	28	23,095,618			25,184,265
5.21.10.80 Notes payable		159,963			429,182
5.21.10.90 Sundry creditors	30	1,798,849			1,543,469
5.21.20.10 A related company notes and accounts payable	6	6,297,370			2,261,002
5.21.20.20 Provisions	16	481,478			1,362,103
5.21.20.30 Withholdings		503,688			655,029
5.21.20.40 Income tax		153,821			196,947
5.21.20.50 Income received in advance	17	712,560			884,459
5.21.20.60 Deferred taxes	8	145,736			16,728
5.21.20.70 Other current liabilities		0			1,608
5.22.00.00 TOTAL LONG-TERM LIABILITIES		39,658,733			34,766,802
5.22.10.00 Bank and financial institutions obligations	15	17,272,390			8,433,720
5.22.20.00 Long-term obligations with the public (bonds)		0			0
5.22.30.00 Long-term notes payable		0			1,353,986
5.22.40.00 Long-term sundry creditors	30	2,076,622			2,757,872
5.22.50.00 Long-term related companies note and account payable	6	17,103,201			17,430,970
5.22.60.00 Long-term provisions		0			0
5.22.70.00 Other long-term liabilities	8	0			0
5.22.80.00 Others long-term liabilities	17	3,206,520			4,790,254
5.23.00.00 MINORITY INTEREST	18	21,676			80,090
5.24.00.00 TOTAL EQUITY		97,946,534			108,901,183
5.24.10.00 Paid-in capital	19	56,432,718			56,432,718
5.24.20.00 Capital revaluation reserves	19	0			0
5.24.30.00 Share premium	19	28,864,630			28,864,630
5.24.40.00 Other reserves	19	-4,272,282			2,433,009
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	19	16,921,468			21,170,826
5.24.51.00 Reserves for future dividends		0			0
5.24.52.00 Retained earnings	19	21,170,825			22,786,632
5.24.53.00 Accumulated losses (less)		0			0
5.24.54.00 Profits (losses) of the period	19	-4,249,357			-1,615,806
5.24.55.00 Interim dividend (less)		0			0
5.24.56.00 Development period accumulated deficit		0			0
5.20.00.00 TOTAL LIABILITIES		180,330,932			201,139,217
INCOME STATEMENT
		mm	dd	yr	mm	dd	yr
		12	31	2003	12	31	2002
INCOME STATEMENT	NOTE NUMBER	CURRENT			PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		-4,566,248			-7,465,475
5.31.11.10 TRADING MARGIN		27,110,673			26,015,765
5.31.11.11 Trading income		127,543,966			123,566,992
5.31.11.12 Operating cost (less)		-100,433,293			-97,551,227
5.31.11.20 Administration and sales expenses (less)		-31,676,921			-33,481,240
5.31.12.00 NON-TRADING INCOME		-1,885,178			191,664
5.31.12.10 Financial income		69,725			143,429
5.31.12.20 Related companies investments profits		0			0
5.31.12.30 Other non-trading income	20	1,344,466			2,399,523
5.31.12.40 Related companies investments losses (less)		-1,877			0
5.31.12.50 Amortization lower value of the investment (less)	12	-2,074,157			-1,277,015
5.31.12.60 Financial expenses (less)		-3,177,981			-4,821,458
5.31.12.70 Other non-operating expenses (less)	20	-279,612			-1,093,266
5.31.12.80 Price-level restatement	21	139,226			-492,533
5.31.12.90 Exchange rate differences	22	2,095,032			5,332,984
5.31.10.00 Profit before income tax and extraordinary items		-6,451,426			-7,273,811
5.31.20.00 Income tax	8	1,382,473			5,647,668
5.31.30.00 Extraordinary items		0			0
5.31.40.00 Profit (loss) before deduction of minority interest		-5,068,953			-1,626,143
5.31.50.00 Minority interest		4,780			5,549
5.31.00.00 NET PROFIT (LOSS)		-5,064,173			-1,620,594
5.32.00.00 Amortization of higher value of investments	12	814,816			4,788
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		-4,249,357			-1,615,806

CASH FLOW STATEMENT - DIRECT
		mm	dd	yr	mm	dd	yr
		12	31	2003	12	31	2002
CASH FLOW STATEMENT - DIRECT	NOTE NUMBER	CURRENT			PREVIOUS
5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		-4,448,328			-12,950,871
5.41.11.10 Collection from debtors from sales		153,723,777			148,522,973
5.41.11.20 Financial income received		59,460			564,635
5.41.11.30 Dividends and other distributions received		0			0
5.41.11.40 Other income received		386,379			1,980,664
5.41.11.50 Payments to suppliers and personnel (less)		-155,154,317			-157,558,881
5.41.11.60 Paid interest (less)		-2,765,640			-4,740,048
5.41.11.70 Paid income tax (less)		-14,304			-10,553
5.41.11.80 Other paid expenses (less)		-93,783			-558,876
5.41.11.90 Paid Value Added Tax and other similar (less)		-589,900			-1,150,785
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES		5,586,623			5,304,334
5.41.12.05 Placement of cash shares		0			0
5.41.12.10 Loans obtained		8,254,013			11,349,969
5.41.12.15 Obligations with the public		0			0
5.41.12.20 Loans verified by documentary evidence with related companies		9,331,900			12,250,938
5.41.12.25 Other loans obtained from related companies		0			0
5.41.12.30 Other sources of financing		0			0
5.41.12.35 Payment of Dividends (less)		0			-119,140
5.41.12.40 Distribution of capital (less)		0			0
5.41.12.45 Payment of loans (less)		-11,825,784			-17,953,376
5.41.12.50 Payment of obligations with the public (less)		-152,436			-224,057
5.41.12.55 Payment of loans verified by document evidence of related Co. (less)		0			0
5.41.12.60 Payment of other loans of related companies (less)		0			0
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)		0			0
5.41.12.70 Payment of expenses due to issuance and placing of obligation with public (less)		0			0
5.41.12.75 Other disbursement due to financing (less)		-21,070			0
5.41.13.00 NET FLOW ORIGINATED BY INVESTMENT ACTIVITIES		-1,860,288			6,309,921
5.41.13.05 Sale of Fixed Assets		5,804,561			7,667,405
5.41.13.10 Sale of permanent investments		667,190			0
5.41.13.15 Sale other investments		0			694
5.41.13.20 Collection of loans verified by documentary evidence to related Co.		0			0
5.41.13.25 Collection of other loans to related companies		0			0
5.41.13.30 Other investment income		0			0
5.41.13.35 Addition of fixed assets (less)		-279,711			-1,256,778
5.41.13.40 Payment of capitalized interest (less)		0			0
5.41.13.45 Permanent investments (less)		-8,052,328			-101,400
5.41.13.50 Investments on financial instruments (less)		0			0
5.41.13.55 Loans verified by documentary evidence to related companies (less)		0			0
5.41.13.60 Other loans to related companies (less)		0			0
5.41.13.65 Other investment disbursements (less)		0			0
5.41.10.00 TOTAL NET FLOW OF THE PERIOD		-721,993			-1,336,616
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT		-21,628			-14,418
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION		-743,621			-1,351,034
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE		1,740,178			3,091,212
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE		996,557			1,740,178
FLOW - RESULT CONCILIATION
		mm	dd	yr	mm	dd	yr
		12	31	2003	12	31	2002
FLOW - RESULT CONCILIATION	NOTE NUMBER	CURRENT			PREVIOUS
5.50.10.00 Profits (loss) of the period		-4,249,357			-1,615,806
5.50.20.00 Profit or loss from disposal of assets		-874,698			776,904
5.50.20.10 (Profits) Loss from disposal of fixed assets		-247,935			776,904
5.50.20.20 Profits on investments sale (less)		-626,763			0
5.50.20.30 Loss on investments sale		0			0
5.50.20.40 (Profits) Loss on other assets sale		0			0
5.50.30.00 Charges (credits) to profit or loss that do not represent cash flow		3,309,835			-4,323,790
5.50.30.05 Depreciation of the period		5,832,025			6,768,610
5.50.30.10 Amortization of intangible		0			0
5.50.30.15 Penalties and provisions		-1,329,212			-6,101,666
5.50.30.20 Profits accrued from investments in Related Companies (less)		0			0
5.50.30.25 Loss accrued on investments in related companies		1,877			0
5.50.30.30 Amortization of lower value of investment		2,074,157			1,277,015
5.50.30.35 Amortization of higher value of investments (less)		-814,816			-4,788
5.50.30.40 Net Price-Level restatement		-139,226			492,533
5.50.30.45 Net exchange rate gains/losses		-2,095,032			-5,332,984
5.50.30.50 Other credits to profit or loss that do not represent cash flow (less)		-402,326			-1,422,510
5.50.30.55 Other charges to results that do not represent cash flow		182,388			0
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases		-1,017,309			-2,098,489
5.50.40.10 Debtors from sales		301,226			279,044
5.50.40.20 Inventories		-1,087,012			2,555,010
5.50.40.30 Other assets		-231,523			-4,932,543
5.50.50.00 Liabilities variations that do affect cash flow increases (diminishes)		-1,612,019			-5,684,140
5.50.50.10 Accounts payable related to operating results		-1,951,388			-3,559,526
5.50.50.20 Payable interest		0			0
5.50.50.30 Payable income tax (net)		0			135,401
5.50.50.40 Other accounts payable related with non-trading income		99,201			-2,141,144
5.50.50.50 Payable V.A.T. And other similar (net)		240,168			-118,872
5.50.60.00 Minority Interest Profits (loss)		-4,780			-5,549
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		-4,448,328			-12,950,871

01. REGISTRATION WITH THE SECURITIES REGISTER

On April 12, 1993, the Chilean Superintendencia de Valores y Seguros, Superintendency of Securities and Insurance, registered the Company Supermercados Unimarc S.A., under Nro.447. In this way the Company be subjected to the control of this Superintendency.

02. ACCOUNTING CRITERIA APPLIED

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries cover the twelve-month comprised between January 01 and December 31, 2003 and 2002.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Colegio de Contadores de Chile A.G., Association of Chilean Accountants. They also take into consideration the regulations and directions instructed by the Superintendency of Securities and Insurance. Should any discrepancies occur, the regulations instructed by the Superintendency would prevail over the former ones.

(c) Bases of Presentation

For comparative purposes, the financial statements as of December 31, 2002 are presented updated by 1.0%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

(d) Bases of Consolidation

These consolidated financial statements include the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries. Besides, the balances, the inter-companies transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level Restatement

These financial statements are presented corrected of the inflationary effects. To this effect, the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at December 31, 2003. Estimations were made using the consumer price index informed by the Instituto Nacional de Estadisticas, National Institute of Statistics, namely 1.0% and 3.0% for the periods ended on December 31, 2003 and 2002 respectively. Additionally, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing exchange rate of each accounting period.

The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

(f) Bases of Conversion

The assets and liabilities in foreign currency and index units, existing as of December 31, 2003 and 2002 are shown valued in domestic currency, according to the following rates of exchange in force at the end of each accounting period:

	2003	2002
	(Chilean Pesos)
Unidad de Fomento	16,920.00	16,744.12
U.S. Dollar	593.80	718.61
Argentinean Peso	201.97	211.98

(g) Inventories

Due to their high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average purchase cost. The amounts so estimated do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the affiliate Interagro Comercio y Ganado S.A. are shown at their average cost of production, which do not exceed their market value at the end of each period.

(h) Estimation of bad debt

In order to cover potential bad debt accounts receivable, the companies have set a provision over all those balances assessed as unrecoverable. As of December 31, 2003 and 2002 the provisions for debtors from sales and notes receivable for a total amount of ThCh$(766,988) and ThCh$(329,223), respectively have been determined.

(i) Fixed Assets

The fixed assets are shown at their acquisition cost, corrected for price level restatement. The financial costs attributable to the construction of the fixed assets are part of the fixed asset value.

According to the Chilean generally accepted accounting principles, the Company has evaluated the recoverability of the value of its fixed assets according to the provisions indicated in the Technical Bulletin Nro.33 of the Colegio de Contadores de Chile A.G..

As a result of this evaluation no adjustments that affect the accounting values of these assets have been determined.

(j) Depreciation of fixed assets

Depreciation has been calculated by the linear method, considering the years of useful life estimated for the different groups of assets, according to the following:

Buildings:	60 years
Machinery & equipment:	3 - 20 years
Furniture, supplies & facilities:	10 years

(k) Assets under lease

The assets under leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such assets therefore, therefore as long as the purchase option is not exercised, the Company may not freely dispose of these assets.

(l) Investments in related companies

As of December 31, 2003 and 2002, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin No. 64 of the Colegio de Contadores de Chile A.G., regarding the excess valuation of foreign investments, considering their valuation as a subsidiary controlled in the source currency. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

Supermercados Unimarc has performed an analysis of the book value of its investments in Argentina. This analysis is supported in the existence of negative circumstances in the economies in the region. The analysis consisted in evaluating both the recoverability of the fixed assets and the lower and higher value recorded by the investor, in accordance with Chilean generally accepted accounting principles.

The recoverability analysis said companies' fixed assets was carried out bearing in mind that when there is evidence that a company's operations shall not yield on a permanent basis sufficient income to cover all of its costs, including the depreciation of the fixed assets taken in the aggregate, and when the book value of said assets exceeds their realization value, these values must be reduced to recoverable amounts, charged against the results other than from operation.

The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the Company are not required.

The investments in domestic related companies, are presented valued as per the method of proportional equity value of the investment, recognizing in the results the proportional profit or loss accrued by the issuing Company.

As from year 1998, and according to the provisions indicated in the circular letter Nro.1358 issued by the Chilean Superintendencia de Valores y Seguros, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(m) Deferred Tax and Income Tax

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin Nro.60 of the Colegio de Contadores de Chile A.G. and to the circular letter Nro. 1466 of the Superintendencia de Valores y Seguros.

The Company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Additionally, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled. The future effects of the changes in the tax laws or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The total amount of the assets due to deferred taxes is reduced, if it is necessary, by the total sum of any tax credit which based on the available evidence, the expectations indicate it will not be realized.

(n) Income from operation

The Company's incomes are formed by the sale of consumer goods and services, which are recorded at their net value of the taxes imposed on them.

(o) Cash flow statements

The cash flow statements included herein have been prepared according to the direct method. All those short-term investments made as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

(p) Concession contract of Supermercados Hipermarc S.A.

The concession contract subscribed by the Argentine filial Supermercados Hipermarc S.A. has been given the treatment of liabilities non monetary, according to the instructions imparted by the Superintendency of Securities and Insurance. Consequently to it, and to conservative politicians of the administration of the society, it remembered to make a provision on said liabilities, qualified of eventual contingent.

02. ACCOUNTING CRITERIA APPLIED (Cont.) Companies included in the consolidation

		Percentage of Participation
Taxpayer	Company Name	12-31-2003			12-31-2002
Number		Direct	Indirect	Total	Total
79.960.220-2	Compania Comercializadora Nacional Ltda.	9.0000	91.0000	100.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	0.0000	100.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	0.0000	99.9360	99.9360	99.9360
88.461.600-K	Servicios Integrales S.A.	0.0000	0.0000	0.0000	100.0000
87.678.200-6	Comercial Supermercados Santiago S.A.	0.0000	99.0000	99.0000	99.0000
96.629.940-1	Transportes Santa Maria S.A.	0.0000	98.0000	98.0000	98.0000
87.678.100-K	Comercial Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercados Rancagua S.A.	0.0000	100.0000	100.0000	100.0000
79.785.340-2	Supermercados Hipermarc S.A.	0.0000	99.9990	99.9990	99.9990
79.785.340-2	Unimarc Organizacion y Servicios S.A.	99.9549	0.0000	99.9549	99.9550
96.757.830-4	Administradora y Servicios Talcahuano S.A.	0.0000	0.0000	0.0000	100.0000
96.800.910-9	Publicidad y Promociones Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
96.799.480-4	Administradora de Recursos S.A.	0.0000	0.0000	0.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	0.0000	99.9990	99.9990	99.9990
96.825.920-2	Administradora y Servicios Temuco S.A.	0.0000	0.0000	0.0000	100.0000
96.833.720-3	Administradora y Servicios Chillan S.A.	0.0000	0.0000	0.0000	100.0000
96.833.710-6	Servicios de Proteccion y Seguridad S.A	0.0000	0.0000	0.0000	100.0000
96.336.500-2	Administradora y Serv. Las Tranqueras S.A.	0.0000	0.0000	0.0000	100.0000
96.836.520-7	Administradora y Servicios Cordillera S.A.	0.0000	0.0000	0.0000	100.0000
96.785.510-3	Inmobiliaria y Constructora S.A.	0.0000	0.0000	0.0000	51.0800
96.879.010-2	Administradora y Servicios Rancagua S.A.	0.0000	0.0000	0.0000	100.0000
96.879.030-7	Administradora y Servicios Vina del Mar S.A.	0.0000	0.0000	0.0000	100.0000
96.879.090-0	Administradora y Servicios Santiago Part Time S.A.	0.0000	0.0000	0.0000	100.0000
96.879.060-9	Administradora y Servicios Macul S.A.	0.0000	0.0000	0.0000	100.0000
96.879.080-3	Gestion de Servicios e Inversion S.A.	0.0000	0.0000	0.0000	100.0000
96.879.040-4	Administradora y Servicios Curico S.A.	0.0000	0.0000	0.0000	100.0000
96.879.050-1	Administradora y Servicios Concepcion S.A.	0.0000	0.0000	0.0000	100.0000
96.879.000-5	Administradora y Servicios Maipu S.A.	0.0000	0.0000	0.0000	100.0000
96.879.070-6	Administradora y Servicios Part Time Provincia S.A.	0.0000	0.0000	0.0000	100.0000
96.836.500-2	Administradora Las Tranqueras S.A.	0.0000	0.0000	0.0000	100.0000
88.627.400-9	Unimarc Abastecimientos S.A.	0.3300	99.6700	100.0000	100.0000
96.836.510-K	Administradora y Servicios Machali S.A.	0.0000	0.0000	0.0000	100.0000
96.879.020-K	Administradora y Servicios Oriente S.A.	0.0000	0.0000	0.0000	100.0000
96.913.160-9	Servicios Generales S.A	0.0000	0.0000	0.0000	100.0000
96.797.780-2	Servicios de Personal Austral S.A.	0.0000	0.0000	0.0000	100.0000
96.798.240-7	Adm. Austral S.A.	0.0000	0.0000	0.0000	100.0000
96.898.500-0	Servicios de Atencion Personalizada S.A.	0.0000	0.0000	0.0000	100.0000
96.898.490-K	Empresa de Gestion y Administracion S.A.	0.0000	0.0000	0.0000	100.0000

03. ACCOUNTING CHANGES

During the twelve-month period comprised between January 1 and December 31, 2003 there have been no changes in the application of accounting principles as compared to the previous period.
04. NEGOTIABLE SECURITIES

As of December 31, 2003 and 2002, the Company does not evidence any securities traded at the Stock Exchange and others considered temporary in nature.
Composition of the Balance
INSTRUMENTS	BOOK VALUE
	12-31-2003	12-31-2002

Shares	0	0
Bonds	0	0
Quotas in mutual funds	0	0
Quotas in investment funds	0	0
Promissory Notes of Public Offer	0	0
Mortgage Bills of Exchange	0	0

Total Negotiable Securities	0	0

05. Short and Long Term Debtors Short and Long Term Debtors

	CURRENT							LONG TERM
ITEM	Up to 90 days		Over 90 days until 1 year		Subtotal	Total Current
	12-31-2003	12-31-2002	12-31-2003	12-31-2002		12-31-2003	12-31-2002	12-31-2003	12-31-2002
Debtors from sales	1,625,391	1,639,922	0	0	1,625,391	1,431,049	1,639,922	0	0
Estimation of bad debt	0	0	0	0	194,342	0	0	0	0
Notes receivable	2,712,461	2,709,326	0	0	2,712,461	2,139,815	2,709,326	0	0
Estimation of bad debt	0	0	0	0	572,646	0	0	0	0
Sundry debtors	72,757	422,835	0	0	72,757	72,757	422,835	526,768	580,790
Estimation of bad debt	0	0	0	0	0	0	0	0
						Total long-term Debtors		526,768	580,790

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In this item, balances, transactions and effects on results between related companies appear under the following conditions:

  The balances reflected in the short term are charged or paid as appropriate.

  The current accounts among related companies do not generate charges or interest and do not have stipulated readjustment clause.

  The balances of current accounts with related companies that do not consolidate in Supermercados Unimarc S.A. holding are kept in UF. (Indexed Unit), therefore this is the method of index.

  The balances reflected in the long term have a maturity date in the second semester of year 2008 in accounts receivable and payable. In related leasing the maturity date is year 2025.

The breakdown is the following:
Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		12-31-2003	12-31-2002	12-31-2003	12-31-2002
88,541,600-4	Inversiones Errazuriz Ltda.	7,647,661	3,437,320	0	0
0-E	Multideal	341	260	0	0
96.923.970-1	Corp. de Invers. y Des. Fin. Cidef S.A.	0	28,574	0	0
96.786.870-1	Adm. Mutuos Hipotecarios Mi Casa S.A.	519	0	0	0
TOTALS		7,648,521	3,466,154	0	0
Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		12-31-2003	12-31-2002	12-31-2003	31-12-2002
94,510,000-1	Renta Nacional Cia. Seguros Grales S.A.	909	6,398	0	0
94,716,000-1	Renta Nacional Cia. Seguros de Vida S.A.	424,881	401,541	17,103,201	17,430,970
0-E	Unitrade Interamericana	33,378	35,431	0	0
0-E	Cidef Argentina	0	857	0	0
0-E	Puerta Grande	83,473	55,495	0	0
88,163,300-0	Inversiones Culenar S.A.	2,262,397	599,794	0	0
79,809,460-2	Inmobiliaria y Constructora Nacional S.A.	156,484	430,114	0	0
0-E	Compañia Tauro S.A.	803,518	730,451	0	0
96,591,240-1	Gafonac S.A.	2,532,330	0	0	0
0-E	Capillitas	0	921	0	0
TOTALS		6,297,370	2,261,002	17,103,201	17,430,970

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	12-31-2003		12-31-2002
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Administradora de Mutuos Hipotecarios Mi Casa S.A.	96.786.870-1	Shareholder	Curr. Acct. Payable	60,629	0	0	0
Agricola Paredones	96.630.320-4	Comm. Adm.	Curr. Acct. Receivable	105,904	0	999,816	0
	96.630.320-4	Comm. Adm.	Debtors from sales	99,036	83,929	0	0
Agricola Pichilemu Ltda.	78.776.810-5	Comm. Adm.	Curr. Acct. Payable	580,206	0	238,728	0
	78.776.810-5	Comm. Adm.	Invoices payable	98,947	83,853	67,152	56,909
	78.776.810-5	Comm. Adm.	Curr. Acct. Receivable	107,447	0	0	0
Alimentos Nacionales S.A.	96.587.510-7	Shareholder	Debtors from sales	90,869	77,008	50,388	42,702
Cidef Argentina S.A.	0-E	Comm. Adm.	Curr. Acct. Payable	0	0	0	0
Cidef Comercial S.A.	79.780.600-5	Comm. Adm.	Curr. Acct. Receivable	3,809,383	0	1,518,156	0
	79.780.600-5	Comm. Adm.	Curr. Acct. Payable	132,999	0	0	0
	79.780.600-5	Comm. Adm.	Invoices payable	579,624	490,359	0	0
Comercial Cidef S.A.	96.622.770-2	Comm. Adm.	Debtors from sales	0	0	179,619	152,220
	96.622.770-2	Comm. Adm.	Curr. Acct. Payable	0	0	34,626	0
	96.622.770-2	Comm. Adm.	Curr. Acct. Receivable	92,328	0	0	0
Comercial Quipac S.A.	86.306.300-0	Comm. Adm.	Curr. Acct. Payable	0	0	0	0
Cominor Ingenieria y Proyectos S.A.	79.798.670-4	Comm. Adm.	Curr. Acct. Receivable	0	0	0	0
Corporacion de Inv. y Des. Financiero Cidef S.A.	96.923.970-1	Comm. Adm.	Debtors from sales	0	0	880,768	746,414
	96.923.970-1	Comm. Adm.	Curr. Acct. Payable	354,136	0	528,118	0
	96.923.970-1	Comm. Adm.	Invoices payable	106,333	90,113	620,939	526,219
	96.923.970-1	Comm. Adm.	Curr. Acct. Receivable	3,705,009	0	2,475,792	0
Empresa Nacional de Pesca S.A.	96.540.500-3	Comm. Adm.	Curr. Acct. Receivable	47,439	0	11,880	0
Esparragos de Valdivia S.A.	79.838.780-4	Comm. Adm.	Curr. Acct. Payable	186,937	0	147,175	0
Fruticola Nacional S.A.	79.804.350-1	Shareholder	Curr. Acct. Payable	294,216	0	210,418	0
	79.804.350-1	Shareholder	Debtors from sales	198,893	168,553	486,551	412,331
	79.804.350-1	Shareholder	Curr. Acct. Receivable	616,585	0	0	0
	79.804.350-1	Shareholder	Invoices payable	85,285	72,275	0	0
Fruticola Viluco S.A.	78.724.830-6	Comm. Adm.	Curr. Acct. Payable	52,173	0	0	0
Gafonac Ltda.	78.776.710-9	Comm. Adm.	Curr. Acct. Receivable	1,179,243	0	1,332,260	0
	78.776.710-9	Comm. Adm.	Debtors from sales	232,632	197,146	668,501	566,527
	78.776.710-9	Comm. Adm.	Curr. Acct. Payable	575,977	0	1,095,847	0
	78.776.710-9	Comm. Adm.	Invoices payable	436,055	369,538	111,030	94,093
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	12-31-2003		12-31-2002
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Gafonac S.A.	96.591.240-1	Comm. Adm.	Curr. Acct. Payable	17,626,298	0	281,115,202	0
	96.591.240-1	Comm. Adm.	Curr. Acct. Receivable	7,594,338	0	48,973	0
Impresos Loma Blanca	96.574.110-0	Comm. Adm.	Curr. Acct. Payable	259,401	0	328,381	0
	96.574.110-0	Comm. Adm.	Invoices payable	76,859	65,135	77,126	65,360
	96.574.110-0	Comm. Adm.	Curr. Acct. Receivable	82,774	0	0	0
Inmobiliaria y Constructora Nacional S.A.	79.809.460-2	Comm. Adm.	Curr. Acct. Receivable	754,388	0	609,682	33
Infonac S.A.	96.524.230-9	Comm. Adm.	Curr. Acct. Receivable	492,361	0	308,479	0
	96.524.230-9	Comm. Adm.	Curr. Acct. Payable	162,174	0	0	0
Ingenieria y Computacion S.A.	86.344.500-0	Comm. Adm.	Curr. Acct. Receivable	0	0	3,737	0
	86.344.500-0	Comm. Adm.	Debtors from sales	0	0	161	136
Inmobiliaria y Constructora Nacional S.A.	79.809.460-2	Comm. Adm.	Curr. Acct. Payable	391,009	0	783,566	0
	79.809.460-2	Comm. Adm.	Invoices payable	315,615	267,470	517,260	438,356
Interagro Comercio y Ganado S.A.	88.486.800-9	Affiliate	Invoices payable	1,863,012	0	0	0
	88.486.800-9	Affiliate	Debtors from sales	240,611	203,908	0	0
	88.486.800-9	Affiliate	Curr. Accts. Payable	4,049,564	0	0	0
	88.486.800-9	Affiliate	Invoices payable	558,065	472,936	0	0
Inversiones Culenar S.A.	88.163.300-0	Comm. Adm.	Curr. Accts. Payable	358,199	0	2,080,874	0
	88.163.300-0	Comm. Adm.	Curr. Acct. Receivable	0	0	7,110	0
Inversiones Errazuriz Ltda.	88.541.600-4	Comm. Adm.	Curr. Acct. Receivable	39,928,219	0	9,883,040	0
	88.541.600-4	Comm. Adm.	Curr. Accts. Payable	39,054,433	0	4,960,478	40,505
Inversiones Financieras S.A.	79.902.880-8	Comm. Adm.	Curr. Acct. Receivable	2,420,299	0	7,408,962	0
Inversiones Pozo Almonte S.A.	96.542.240-4	Comm. Adm.	Curr. Acct. Payable	639,635	0	0	0
Mercantil Cidef S.A.	96.680.010-0	Comm. Adm.	Invoices payable	65,635	55,623	68,949	58,432
	96.680.010-0	Comm. Adm.	Curr. Acct. Receivable	0	0	39,038	0
	96.680.010-0	Comm. Adm.	Curr. Acct. Payable	282,258	0	267,590	0
Minera Copiapo S.A.	96.623.750-3	Comm. Adm.	Curr. Acct. Receivable	0	0	4,709,749	0
Pesquera Bahia Coronel S.A.	96.657.460-7	Comm. Adm.	Curr. Acct. Receivable	0	0	132,968	0
	96.657.460-7	Comm. Adm.	Curr. Acct. Payable	183,550	0	78,780	0
	96.657.460-7	Comm. Adm.	Invoices payable	0	0	44,270	37,517
Puerta Grande S.A.	96.621.750-2	Comm. Adm.	Curr. Accts. Payable	83,473	0	0	0

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	12-31-2003		12-31-2002
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Renta Nacional Cia. Seguros de Vida S.A.	94.716.000-1	Shareholder	Curr. Acct. Payable	1,046,487	0	420,962	0
	94.716.000-1	Shareholder	Curr. Acct. Receivable	1,543	0	0	0
	94.716.000-1	Shareholder	Curr. Acct. Receivable	0	0	11,991	0
Salmones de Chile S.A.	96.914.410-7	Comm. Adm.	Curr. Acct. Receivable	0	0	251,719	0
	96.914.410-7	Comm. Adm.	Curr. Acct. Payable	236,299	0	191,380	0
Salmones y Pesquera Nacional S.A.	96.850.700-1	Comm. Adm.	Curr. Acct. Receivable	69,690	0	6,655	0
	96.850.700-1	Comm. Adm.	Curr. Acct. Payable	380,475	0	571,288	0
	96.850.700-1	Comm. Adm.	Invoices payable	68,753	58,265	132,911	112,637
	96.850.700-1	Comm. Adm.	Debtors from sales	0	0	18,573	15,740
Sociedad Contractual Minera Cosayach I Region	96.630.310-7	Comm. Adm.	Curr. Acct. Payable	286,639	0	76,049	0
	96.630.310-7	Comm. Adm.	Invoices payable	99,278	84,134	0	0
Servicios y Tecnologia S.A.	96.894.000-7	Comm. Adm.	Curr. Acct. Receivable	0	0	3,300	0
Sociedad Agricola Las Cruces S.A.	78.791.770-4	Comm. Adm.	Curr. Acct. Payable	277,563	0	0	0
	78.791.770-4	Comm. Adm.	Debtors from sales	0	0	178,803	0
	78.791.770-4	Comm. Adm.	Curr. Acct. Receivable	169,839	0	0	0
Sociedad Contractual Minera Cosayach I Region	96.630.310-7	Comm. Adm.	Curr. Acct. Receivable	185,327	0	0	0
Sociedad Inversiones Financieras Ltda.	79.902.880-8	Comm. Adm.	Curr. Acct. Payable	23,648	0	11,869,265	0
Compania Tauro S.A.	96.621.750-2	Comm. Adm.	Curr. Acct. Payable	803,518	0	0	0
UMS S.A.	96.509.820-8	Comm. Adm.	Curr. Acct. Receivable	49,295,827	0	4,204,449	0
	96.509.820-8	Comm. Adm.	Curr. Acct. Payable	42,094,352	0	5,026,784	0
	96.509.820-8	Comm. Adm.	Invoices payable	21,700,142	18,389,951	720,324	610,444
Unimarc Internacional S.A.	88.486.700-2	Comm. Adm.	Debtors from sales	99,156	84,031	0	0
Unitrade Interamericana S.A.	96.621.750-2	Comm. Adm.	Curr. Acct. Payable	0	0	0	0
Vinedos Errazuriz Ovalle S.A.	96.822.650-9	Comm. Adm.	Curr. Acct. Receivable	339,897	0	228,525	0
	96.822.650-9	Comm. Adm.	Debtors from sales	271,694	230,249	0	0
	96.822.650-9	Comm. Adm.	Curr. Acct. Payable	2,401,852	0	0	0

07. INVENTORY

This item, as of December 31, 2003 and 2002, is structured as follows:

Items	2003	2002
	M$	M$

Inventories	11,562,472	10,470,095
Imports	24,075	29,441

Total	11,586,547	10,499,536

08. DEFERRED TAXES AND INCOME TAXES

The accumulated deffered taxes, calculated according to like they are explained in the note 2 (m), ascending to an amount of active net of M$6,419,467 at December 31, 2003, (M$7,389,262 of active net at December 31, 2002), and they correspond to the next included detail:

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Deferred Taxes

ITEMS	12-31-2003				12-31-2003
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORARY DIFFERENCES
Provision for bad debts	72,388	52,773	0	0	65,382	41,863	0	0
Anticipated income	0	0	0	0	0	0	0	0
Holidays provisions	5,671	0	0	0	0	0	0	0
Intangibles amortization	0	0	0	0	0	0	0	0
Assets in leasing	4,321	17,283	23,210	0	0	22,289	15,047	0
Manufacturing expenses	0	0	0	0	0	0	0	0
Fixed assets depreciation	0	0	306,433	1,166,472	0	0	185,912	783,875
Severance pay based on years of service	0	0	0	0	0	0	0	0
Other events	11,253	56,362	0	0	45,531	0	0	0
Tax losses of the period	129,746	7,469,473	0	0	17,624	7,874,697	0	0
Accumulated tax losses	0	0	0	0	0	0	0	0
Profit from leaseback difference	61,671	246,682	0	0	134,974	251,016	0	0
Prepaid expenses	0	0	100,108	0	0	0	79,280	0
Provision for court cases	0	0	0	0	0	0	0	0
Other liabilities	0	0	1,035	110,898	0	0	0	0
OTHERS
Related accounts-net of amortization	0	0	0	0	0	0	0	0
Valuation provision	0	0	0	0	0	0	0	0
TOTALS	285,050	7,842,573	430,786	1,277,370	263,511	8,189,865	280,239	783,875

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Income Tax

Items	12-31-2003	12-31-2002

Current tax expenses (tax provision)	0	0
Tax expenses adjustment	0	0
Effect by assets or liabilities due to deferred tax of period	1,806,855	-733,353
Tax benefits due to tax losses	-424,382	6,381,021
Effect due to amortization of related accounts of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	0	0
Other charges or credits in the account	0	0

Total	1,382,473	5,647,668

09. OTHER CURRENT ASSETS

As of December 31, 2003 and 2002, the following concepts are presented under this item:

Items	2003	2002
	M$	M$

Leasing and Insurance deferred VAT	33,853	16,104
Other	59,652	56,684
Customer Duty	12,056	23,436

Total	105,561	96,224

10. FIXED ASSETS

Fixed Assets, as of December 31, 2003 and 2002, include the following balances, the information of which is presented below:

Fixed Assets
ITEMS	2003 M$			2002 M$
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)

Land	39,181,015	0	39,181,015	45,567,737	0	45,567,737
Construction and infrastructure works	56,690,620	-5,998,666	50,691,954	65,613,756	-5,546,241	60,067,515
Machinery and Equipment's equipment	22,584,947	-8,908,182	13,676,765	22,436,271	-6,586,700	15,849,571

Other Fixed Assets
Furniture and Fixtures	4,289,496	-2,093,731	2,195,765	4,321,223	-1,781,028	2,540,195
Facilities	10,045,915	-3,891,759	6,154,156	11,736,242	-3,561,702	8,174,540
Works in progress	1,784,080	0	1,784,080	1,979,081	0	1,979,081
Assets in Leasing	19,193,323	-1,848,624	17,344,699	19,608,459	-1,568,732	18,039,727
Sub-totals	35,312,814	-7,834,114	27,478,700	37,645,005	-6,911,462	30,733,543
Totals	153,769,396	-22,740,962	131,028,434	171,262,769	-19,044,403	152,218,366

Assets in Leasing

Leasing Company	Assets	Amount M$	Share	Maturity Date	Interest Rate
Corp. Vida S.A.	SM La Reina	1,566,961	231	06-06-18	UF+TIP
Hewlett Packard S.A.	Computational Equipment	36,303	31	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	67,350	29	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	162,218	29	10-04-05	US$+TIP
Hewlett Packard S.A.	Computational Equipment	0	29	10-04-05	US$+TIP
Cit Leasing Chile Ltda.	Computational Equipment	3,440	42	04-03-04	US$+TIP
Renta Nac. Cia. Seg. Vida S.A.	SM La Florida	17,322,268	294	05-12-25	UF+TIP
Deferred Profit Lease Back	SM La Florida	-1,813,841

Totals		17,344,699

11. INVESTMENT IN RELATED COMPANIES Breakdown of Investments

The breakdown of investment in related companies is as follows:

Taxpayer Number	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment
					12-31-03	12-31-02	12-31-03	3112-31-02	12-31-03	12-31-02	12-31-03	12-31-02	12-31-03	12-31-02	12-31-03	12-31-02	12-31-03	12-31-02
65.229.660-2	Organ. Tecnico Intermedio capac total	Chile	Peso	0	42.0000	0.0000	2,814	0	-809	0	0	0	1,182	0	0	0	1,182	0
TOTAL													1,182	0	0	0	1,182	0

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin number 42 of the Colegio de Contadores de Chile A.G. essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, a purchase is made from Celimar Internacional S.A. (minority Shareholder in Supermercados Hipermarc S.A), of its participation in this company in an amount of US$ 21,000,000; corresponding to 16.32675% of the company's equity. This operation generated a lower book value of ThCh$9,088,538 (historic figure).

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company in the amount of ThCh$11,500,977 (Historic figure) increasing its participation to 99.999%. At the closing of ISSA's financial statements the fixed assets are included at their original value, without considering the expert's appraisal performed upon the creation of ISSA S.A., therefore having to amortize under Lower Value of the Investment for the purchase of shares in ISSA., the price paid to third parties when acquiring the company. Considering in its equity the assets previously assessed, this operation generated a lower value of ThCh$7,634,664. (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August 1998. At that date, its firm name was Inversion Nacional S.A. and subsequently it was modified to the present Unimarc Abastecimientos S.A. Currently, this company operates as a warehouse of merchandise to be sold in the supermarkets.

The breakdown of this item is the following:

12. HIGHER AND LOWER VALUE OF INVESTMENTS Lower Value

TAXPAYER NUMBER	COMPANY	31-12-2003		31-12-2002
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

96.621.750-2	Supermercados Hipermarc S.A.	718,223	8,109,438	714,374	8,823,812
96.799.180-5	Inmobiliaria de Supermercados S.A.	452,816	5,735,667	452,817	6,188,484
88.627.400-9	Unimarc Abastecimientos S.A.	85,027	1,239,971	86,160	1,327,589
96.898.490-K	Empresa de Gestion y Administracion S.A.	0	0	23,265	417,751
96.629.940-1	Transportes Santa Maria S.A.	0	0	35	554
96.800.910-9	Publicidad y Promociones Unimarc S.A.	0	0	28	432
88.461.600-K	Servicios Integrales S.A.	816,322	0	0	0
87.670.100-K	Comercial Unimarc S.A.	0	0	336	3,014
87.678.300-2	Comercial S.M. Rancagua S.A.	1,769	45,398	0	0
Total		2,074,157	15,130,474	1,277,015	16,761,636

12. HIGHER AND LOWER VALUE OF INVESTMENTS Higher Value

TAXPAYER NUMBER	COMPANY	12-31-2003		12-31-2002
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

96.785.510-3	Inmobiliaria y Constructora S.A.	0	0	46	4,416
96.800.910-9	Publicidad y Promociones Unimarc S.A.	571,317	0	0	0
86.360.500-8	Administradora de Supermercados S.A.	4,300	38,110	4,742	42,371
87.678.300-2	Comercial Supermercado Rancagua S.A.	194,317	0	0	0
96.825.920-2	Adm. y Servicios Temuco S.A.	961	0	0	0
96.833.710-6	Servicios de Proteccion y Seguridad S.A.	1,672	0	0	0
96.833.720-3	Adm. y Servicios Chillan S.A.	1,014	0	0	0
96.836.500-2	Adm. y Servicios Las Tranqueras S.A.	601	0	0	0
96.836.510-K	Adm. y Servicios Machali S.A.	702	0	0	0
96.836.520-7	Adm. y Servicios Cordillera S.A.	819	0	0	0
96.757.830-4	Adm. y Servicios Talcahuano S.A.	766	0	0	0
96.799.480-4	Administradora de Recursos S.A.	12,916	0	0	0
96.621.750-2	Comercial e Inmobiaria SM Concepcion S.A.	25,431	0	0	0
	TOTAL	814,816	38,110	4,788	46,787

13. OTHER (Assets)

Other Long Term Assets

As of December 31, 2003 and 2002, the amounts invested in the acquisition and start-up of new computational systems and others are presented under this item, according to the following breakdown:

Items	2003	2002
	M$	M$

Warranties	817,987	455,612
Computational system project	543,424	1,021,750
Other Taxes to be recovered from Subsidiary in Argentina	0	588,938
Other long term assets	185,879	174,654

Total	1,547,290	2,240,954

SHORT TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Short Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of December 31, 2003 and 2002, is the following:

TAXPAYER NUMBER	BANK OR FINANCIAL INSTITUTION	TYPE OF CURRENCIES AND READJUSTMENT INDEX										NOT READJUSTED $		TOTAL
		DOLLARS		EUROS		YENS		OTHER FOREIGN CURRENCIES		UF
		12-31-03	12-31-02	12-31-03	12-31-02	12-31-03	31-12-02	31-12-03	31-12-02	31-12-03	31-12-02	31-12-03	31-12-02	31-12-03	31-12-02
Short Term (code 5.21.10.10)
97.041.000-7	Bank Boston	0	16,349,765	0	0	0	0	0	0	0	0	0	0	0	16,349,765
96.621.750-2	Banco do Brasil	0	0	0	0	0	0	0	0	1,536,837	1,523,787	718,224	742,912	2,255,061	2,266,699
97.036.000-K	Banco Santander Santiago	0	0	0	0	0	0	0	0	0	0	1,113,965	1,127,823	1,113,965	1,127,823
97.051.000-1	Banco del Desarrollo	2,624,295	2,914,703	0	0	0	0	0	0	0	0	0	639,125	2,624,295	3,553,828
96.621.750-2	Banco Sudameris	0	0	0	0	0	0	0	44,343	0	0	0	0	0	44,343
96.621.750-2	Lloyds Bank	0	0	0	0	0	0	0	80,619	0	0	0	0	0	80,619
97.032.000-8	BBVA	0	0	0	0	0	0	0	0	0	258,922	0	0	0	258,922
96.621.750-2	Hispanoamericano	0	83,995	0	0	0	0	0	0	0	0	0	0	0	83,995
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	2,624,295	19,348,463	0	0	0	0	0	124,962	1,536,837	1,782,709	1,832,189	2,509,860	5,993,321	23,765,994
	Debt capital amount	2,619,720	19,321,139	0	0	0	0	0	79,632	1,516,145	1,704,760	1,809,593	2,463,783	5,945,458	23,569,314
	Avg. Annual Interest Rate	4.1	9.0	0	0	0	0	0	0	8.1	8	0	0
Long Term (Code 5,21,10,20)
97.032.000-8	Corp Banca	0	0	0	0	0	0	0	0	513,080	0	0	0	513,080	0
96.621.750-2	KfW	258,622	33,171	0	0	0	0	0	0	0	0	0	0	258,622	33,171
96.621.750-2	Export-Import Bank	66,624	154,451	0	0	0	0	0	0	0	0	0	0	66,624	154,451
96.621.750-2	Societe Generale	0	0	0	0	0	0	53,988	380,643	0	0	0	0	53,988	380,643
97.018.000-1	Scotiabank Sud Americano	0	0	0	0	0	0	0	0	43,811	41,158	0	0	43,811	41,158
97.041.000-7	Bank Boston	2,425,460	0	0	0	0	0	0	0	0	0	0	0	2,425,460	0
97.032.000-8	BBVA	0	0	0	0	0	0	0	0	0	480,933	0	0	0	480,933
	Others	0	0	0	0	0	0	0	0	0	0	0	0		0
	TOTALS	2,750,706	187,622	0	0	0	0	53,988	380,643	556,891	522,091	0	0	3,361,585	1,090,356
	Debt capital amount	2,653,314	146,846	0	0	0	0	47,039	171,279	539,092	501,372	0	0	3,239,445	819,497
	Avg. Annual Interest Rate	4.1	6.5	0	0	0	0	6,0	0	8.1	8	0	0

	Percentage of obligations in foreign currency (%)			58.0300

	Percentage of obligations in domestic currency (%)			41.9700

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of December 31, 2003 and 2002, is the following:

Taxpayer Number	Bank or Financial Institutions	YEARS TO MATURITY							CURRENT PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		Index of readjustment Currency	More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years		Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
							Amount	Term
97.023.000-9	Corp Banca	Dollars	0	0	0	0	0	0	0	0	0
97.023.000-9	Corp Banca	Euro	0	0	0	0	0	0	0	0	0
97.023.000-9	Corp Banca	Yens	0	0	0	0	0	0	0	0	0
97.023.000-9	Corp Banca	U.F.	522,836	556,611	1,227,327	118,586	0	0	2,425,360	8.0	2,919,665
97.023.000-9	Corp Banca	Non adjustable pesos	0	0	0	0	0	0	0	0	0
97.023.000-9	Corp banca	Other currencies	0	0	0	0	0	0	0	0	0
96.621.750-2	KfW	Dollars	446,731	446,731	893,462	2,233,661	0	10	4,020,585	4.3	0
96.621.750-2	KfW	Euro	0	0	0	0	0	0	0	0	0
96.621.750-2	KfW	Yens	0	0	0	0	0	0	0	0	0
96.621.750-2	KfW	U.F.	0	0	0	0	0	0	0	0	0
96.621.750-2	KfW	Non adjustable pesos	0	0	0	0	0	0	0	0	0
96.621.750-2	KfW	Other currencies	0	0	0	0	0	0	0	0	0
96.621.750-2	Hispanoamericano	Dollars	0	0	0	0	0	0	0	0	0
96.621.750-2	Hispanoamericano	Euro	0	0	0	0	0	0	0	0	0
96.621.750-2	Hispanoamericano	Yens	0	0	0	0	0	0	0	0	0
96.621.750-2	Hispanoamericano	U.F.	0	0	0	0	0	0	0	0	0
96.621.750-2	Hispanoamericano	Non adjustable pesos	0	0	0	0	0	0	0	0	0
96.621.750-2	Hispanoamericano	Other currencies	0	0	0	0	0	0	0	0	0
96.621.750-2	Export Import Bank	Dollars	0	0	0	0	0	0	0	4.9	81,289
96.621.750-2	Export Import Bank	Euro	0	0	0	0	0	0	0	0	0
96.621.750-2	Export Import Bank	Yens	0	0	0	0	0	0	0	0	0
96.621.750-2	Export Import Bank	U.F.	0	0	0	0	0	0	0	0	0
96.621.750-2	Export Import Bank	Non adjustable pesos	0	0	0	0	0	0	0	0	0

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long Term Obligations with Banks and Financial Institutions

Taxpayer Number	Bank or Financial Institutions	YEARS TO MATURITY							CURRENT PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		Index of readjustment Currency	More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years		Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
							Amount	Term
96.621.750-2	Export Import Bank	Other currencies	0	0	0	0	0	0	0	0	0
97.018.000-1	Scotiabank Sud Americano	Dollars	0	0	0	0	0	0	0	0	0
97.018.000-1	Scotiabank Sud Americano	Euro	0	0	0	0	0	0	0	0	0
97.018.000-1	Scotiabank Sud Americano	Yens	0	0	0	0	0	0	0	0	0
97.018.000-1	Scotiabank Sud Americano	U.F.	46,519	4,066	0	0	0	0	50,585	8.0	93,870
97.018.000-1	Scotiabank Sud Americano	Non adjustable pesos	0	0	0	0	0	0	0	0	0
97.018.000-1	Scotiabank Sud Americano	Other currencies	0	0	0	0	0	0	0	0	0
97.041.000-7	Bank Boston	Dollars	2,375,200	2,375,200	5,644,870	0	0	0	10,395,270	4.04	0
97.041.000-7	Bank Boston	Euro	0	0	0	0	0	0	0	0	0
97.041.000-7	Bank Boston	Yens	0	0	0	0	0	0	0	0	0
97.041.000-7	Bank Boston	U.F.	0	0	0	0	0	0	0	0	0
97.041.000-7	Bank Boston	Non adjustable pesos	0	0	0	0	0	0	0	0	0
97.041.000-7	Bank Boston	Other currencies	0	0	0	0	0	0	0	0	0
96.621.750-2	Santander	Dollars	0	0	0	0	0	0	0	0	5,172,971
96.621.750-2	Santander	Euro	0	0	0	0	0	0	0	0	0
96.621.750-2	Santander	Yens	0	0	0	0	0	0	0	0	0
96.621.750.2	Santander	U.F.	0	0	0	0	0	0	0	0	0
96.621.750-2	Santander	Non adjustable pesos	0	0	0	0	0	0	0	0	0
96.621.750-2	Santander	Other currencies	0	0	0	0	0	0	0	0	0
96.621.750-2	Societe Generale	Dollars	0	0	0	0	0	0	0	0	0
96.621.750-2	Societe Generale	Euro	0	0	0	0	0	0	0	0	0
96.621.750-2	Societe Generale	Yens	0	0	0	0	0	0	0	0	0
96.621.750-2	Societe Generale	U.F.	0	0	0	0	0	0	0	0	0
96.621.750-2	Societe Generale	Non adjustable pesos	0	0	0	0	0	0	0	0	0
96.621.750-2	Societe Generale	Other currencies	86,646	115,124	121,184	57,636	0	0	380,590	6.0	165,925
TOTAL			3.477.932	3.497.732	7,886,843	2,409,883	0		17,272,390		8,433,720
Percentage of obligations in foreign currency (%)	86.7500

Percentage of obligations in domestic currency (%)	13.2500

16. PROVISIONS AND PENALTIES

PENALTIES

Concerning penalties, there are no penalties in force affecting neither the parent company nor its subsidiaries at the end of the period analyzed in these financial statements.

PROVISIONS

As of December 31, 2003 and 2002, the breakdown of this item is the following:
Items	2003	2002
	M$	M$
Holidays Provisions	44,031	442,470
Expenses Provisions	124,726	152,804
Judgement Provisions	211,727	273,396
Other	100,994	493,433
Total	481,478	1,362,103

17. OTHER LONG TERM LIABILITIES

This item corresponds to the income received in advance for the concession at 10 years' term of the Supermarket premises in Argentina. During the year 2003, the amount to be accrued is shown under the item Income received in advance of current liabilities.
Items	Short-term		Long-term
	2003	2002	2003	2002
	M$	M$	M$	M$

Income received in advance (Hipermarc)	712,560	884,459	3,206,520	4,790,254

Total	712,560	884,459	3,206,520	4,790,254

18. MINORITY INTEREST

The following amounts are presented under this item: ThCh$21,676 and ThCh$80,090 as of December 31, 2003 and 2002, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following breakdown:
Company	Percentage of Share		Amount
	2003	2002	2003	2002
	%	%	M$	M$

Administradora de Supermercados S.A.	0.06400	0.06400	6,141	6,206
Transportes Santa Maria S.A.	2.00000	2.00000	-3,256	-145
Comercial Supermercados Santiago S.A.	1.00000	1.00000	2,894	3,026
Unimarc Organizacion y Serv. S.A.	0.04500	0.04500	15,885	20,901
Inmobiliaria y Supermercados S.A.	0.00004	0.00006	9	9
Inmobiliaria y Constructora S.A.	0.00000	48.92000	0	50,090
Supermercados Hipermarc S.A.	0.00001	0.00001	3	3

Total			21,676	80,090

19. CHANGES IN EQUITY

The equity variations of the 2003 and 2002 periods are:

Variations of other reserves item:

It corresponds to equity variations registered by subsidiary Unimarc Organizacion y Servicios S.A. in an amount of ThCh$(6,705,291) and ThCh$1,270,487 (historic figure) as of December 31, 2003 and 2002 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermarc S.A.), according to the provisions indicated in the Technical Bulletin Nro.64 of the Colegio de Contadores de Chile A.G. regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC (CPI) and the Dollar.

In execution of the Offices number 07981 of the Chilean Superintendency of Securities and Insurance, dated December 29, 2003 that it ordered the re-emission of new financial statements, was proceeded to make an adjustment as for the dividends paid with position to the exercise 2001. Statement adjusts consisted of assign them to the accumulated results of the same period.

On October 16, 2003 the Board of Directors agreed to approve the re-emission of the financial statements according to the order in Offices number 07981 of the Chilean Superintendency of Securities and Insurance and call to extraordinary meeting of shareholders in order to ratifying the adjustments of the financial statements.

19. CHANGES IN EQUITY Changes in Equity

12-31-2003										12-31-2002
Items	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Future Dividend Reserves	Accumulated Results	Provisional Dividends	Deficit Development Period	Result for the period	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Future Dividend Reserves	Accumulated Results	Provisional Dividends	Deficit Development Period	Result for the period
Opening Balance	55,873,978	0	28,578,842	2,408,920	0	22,561,022	0	0	-1,599,808	54,246,581	0	27,746,448	1,105,275	0	24,059,527	0	0	2,040,198
Distribution Previous Period	0	0	0	0	0	-1,599,808	0	0	1,599,808	0	0	0	0	0	-2,040,198	0	0	-2,040,198
Final Dividend Previous Period	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Capital increase with cash share issuance	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Capitalization of Profits and/or Reserves	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Period of Development Accumulated Deficit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Accumulated Readjustment due to translation difference	0	0	0	-6,705,291	0	0	0	0	0	0	0	0	1,270,487	0	0	0	0	0
Own Capital Revaluation	558,740	0	285,788	24,089	0	209,611	0	0	0	1,627,397	0	832,394	33,158	0	657,341	0	0	0
Profit/Loss for the Period	0	0	0	0	0	0	0	0	-4,249,357	0	0	0	0	0	0	0	0	-1,599,808
Provisional Dividends	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-115,648	0	0	0
Closing Balance	56,432,718	0	28,864,630	-4,272,282	0	21,170,825	0	0	-4,249,357	55,873,978	0	28,578,842	2,408,920	0	22,561,022	0	0	-1,599,808
Updated Balances										56,432,718	0	28,864,630	2,433,009	0	22,786,632	0	0	-1,615,806

19. CHANGES IN EQUITY Number of Shares
SERIES	NUMBER OF SUBSCRIBED SHARES	NUMBER OF SHARES PAID	NUMBER OF SHARES WITH A VOTING RIGHT
SINGLE	1,261,849,619	1,261,849,619	1,261,849,619
19. CHANGES IN EQUITY Capital (Amount ThCh$)
SERIES	SUBSCRIBED CAPITAL	PAID-IN CAPITAL
SINGLE	56,432,718	56,432,718

20. OTHER NON-OPERATING INCOME AND EXPENSES

As of December 30, 2003 and 2002, the breakdown of this item is formed as follows

Other non-operating income

Items	2003 M$	2002 M$

Income Hipermarc	0	146,701
Rentals stores	53,480	7,207
Cashier register overage	29,221	29,120
Profits from disposal of other assets	626,763	0
Other non-operating income	198,655	54,405
Profits from disposal of fixed assets	436,347	265,759
Debt forgiveness of Inverraz	0	1,896,331
Total	1,344,466	2,399,523

Other non-operating expenses

Items	2003 M$	2002 M$

Penalties and sanctions	5,608	29,018
Cash account shortage	0	1,042,660
Other non-operating expenses	85,593	21,588
Loss from other assets sale	188,411	0

Total	279,612	1,093,266

21. MONETARY CORRECTION

ASSETS (CHARGES) / CREDITS	READJUSTMENT INDEX	12-31-2003	12-31-2002
Inventories		$0	0
Fixed assets		$947,479	2,007,333
Investments in related companies		$156,871	480,846
Receivables from related companies		$21,694	851,168
Other non-monetary assets		$23,341	51,459
Accounts of expenses and costs		$0	935,917
Total (charges) credits		1,149,385	4,326,723

LIABILITIES (CHARGES) / CREDITS
Equity		$-1,078,230	-3,181,794
Accounts payable with related companies	$, UF	811	-27,711
Obligations with banks	UF	-54,402	-162,580
Minority interest		$340,039	721,364
Non-monetary liabilities	$, UF	-209,438	-1,031,832
Income account		$-8,939	-1,136,703
Total (charges) credits		-1,010,159	-4,819,256
(Loss) Profit due to monetary correction		139,226	-492,533

22. EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT
		12-31-2003	12-31-2002
ASSETS (CHARGES) / CREDITS
Result from the translation of Argentinean Subsidiary	US$	0	8,169,833
Other non-monetary assets	US$	-11,837	83,807
Total (charges) credits		-11,837	8,253,640
LIABILITIES (CHARGES) / CREDITS
Obligations with banks	US$	4,210,080	-1,808,402
Other non-monetary liabilities	US$	5,861	-1,112,254
Result from the translation of Argentinean Subsidiary	US$	-2,109,072	0
Total (charges) credits		2,106,869	-2,920,656
(Loss) Profit due to monetary correction		2,095,032	5,332,984

23. CONTINGENCIES & RESTRICTIONS

    Direct commitments

a.1) Banco BBVA

As of December 31, 2003, Supermercados Unimarc S.A. does not keep any pending obligations with Banco BBVA, former BBVA Banco BHIF, (BBVA), as they were all paid in full during year 2003. The only pending issue is the release of the guaranties lodged to cover the already extinguished obligations. On the other hand, the bank must also release an attachment imposed on the Unimarc's supermarket in Manquehue street, as all of the pending obligations with this bank have been totally and fully satisfied through the payment of same in year 2003.

Notwithstanding the foregoing, at present there are several court cases between BBVA and companies of the Errazuriz Group, all of which filed by the Group against BBVA, originating in the sale of former Banco Nacional.

The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Supermercados Unimarc S.A., are being heard by Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for thirteen of them which have already been ruled. Nine of them were sanctioned in favor of companies in the Errazuriz Group, where the bank was sentenced to additionally pay amounts exceeding U.F. 183,531.81 plus interest. They could cause the outstanding amounts to rise as high as U.F. 490,000 (as per the latest legal expert's report delivered in connection to this issue).

    Claims being heard at an Arbitrating venue:

At present there are 29 claims - Arbitration Folders; each one bears the name Folder No. 01 though No. 29, plus one called Book and another one called Principal. The 29 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, in connection to the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andres Rubio Flores. The folder called Book originates in the publication, editing and distribution by executives and directors of BBVA of the Book "Los secretos de Fra Fra" (The Secrets of Fra Fra), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnity payments are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder No. 1, favorably awarded.

Folder No. 2, favorably awarded.

Folder No. 3, favorably awarded.

Folder No. 4, sentence awarded.

Folder No. 5, favorably awarded.

Folder No. 6, favorably awarded.

Folder No. 7, favorably awarded.

Folder No. 8, sentence awarded.

Folder No. 9, sentence awarded.

Folder No. 10, favorably awarded.

Folder No. 11, favorably awarded.

Folder No. 12, favorably awarded.

Folder No. 13, in a stage of summons to hear the final sentence.

Folder No. 14, in a stage of summons to hear the final sentence.

Folder No. 15, currently in the stage of remarks to evidences.

Folder No. 16, pending to summon to hear the final sentence.

Folder No. 17, sentence awarded.

Folder No. 18, in a stage of summons to hear the final sentence.

Folder No. 19, in a stage of summons to hear the final sentence.

Folder No. 20, in a stage of summons to hear the final sentence.

Folder No. 21, currently in the submittal of evidence stage.

Folder No. 22, currently in the submittal of evidence stage.

Folder No. 23, currently in the submittal of evidence stage.

Folder No. 24, currently in the submittal of evidence stage.

Folder No. 25, currently in the submittal of evidence stage.

Folder No. 26, currently in the submittal of evidence stage.

Folder No. 27, currently in the submittal of evidence stage.

Folder No. 28, currently in the stage of discussion.

Folder No. 29, currently in the stage of discussion.

Book Folder, is awaiting the evidence stage.

Principal Folder, it is a pre-judicial measure, under regular proceedings.

(iii) In connection with the amounts involved.

The lawsuits filed before the Arbitrating Judges, add up to a total amount of U.F. 1,240,250, plus interest (a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest - between years 1990 and 1993 -, usually duplicates or triplicates de capital amounts claimed).

a.2) Banco Scotiabank SudAmericano

Mortgage guarantee over a building and constructions of Supermercado Vina San Martin, in favor of a loan granted by Banco Scotiabank Sud Americano, the net accounting value of which is ThCh$500,495 through a loan which as of December 31, 2003 amounts to ThCh$94,396.

a.3) Corp Banca

Mortgage guarantees over Supermercado Maipu I and Maipu II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to ThCh$1,647,238, ThCh$2,721,681 and ThCh$1,179,670, respectively, for credits granted by Corp Banca which as of December 31, 2003 amount to ThCh$2,938,440.

a.4) Banco del Desarrollo

As of December 31, 2003, the affiliate company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepcion and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said assets is ThCh$2,463,830 and ThCh$3,368,756, respectively, and the debt's value as of December 31, 2003 amounts to ThCh$2,624,295.

a.5) Banco Santander Santiago

On July 16, 1998 the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., was lodged as guarantee before Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Supermercados Unimarc S.A. The accounting value of said real estate amounts to ThCh$10,859,153, and the debt's value as of December 31, 2003 amounts to ThCh$1,113,965.

a.6) Banco BankBoston

As of the closing date of these financial statements, the capital credit as of December 31, 2003 in the amount of US$21,506,346.09 up-to-date in the payment of capital and interest.

In connection with this debt, on December 29, 1998 the Company lodged as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada. (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case.

On May 06, 2003 the parties entered into a modification of the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured on a long-term basis.

Likewise, on May 06, 2003 before Notary Public Rene Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition to dispose contract in connection with: Supermercado Chillan, lands in Chiguayante I and II, lands in Iquique and land in Temuco II; and a pledge over the goods and chattels for supermarkets; in order to guarantee to BankBoston N.A., Nassau Branch, the full, actual and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the capital installments on the specified payment days, plus interest, including penalty interest, commissions, etceteras in connection with the loan and promissory notes, the Mortgage Guarantor lodges in favor of BankBoston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance with the provisions contained in the Civil Code.

On August 04, 2003 the Company subscribed the extension pages of the promissory notes in connection with the credit contract agreed on December 8, 1998 with BankBoston N.A., Nassau Branch (External Loan No. 33,169), whereby the time of the credit was extended until year 2007.

a.7) Kreditanstalt für Wiederaufbau (KfW)

On October 23, 2002, before Notary Public Sergio Rodriguez Garces, the parties entered into a contract of transaction and discontinuance of actions. As an outcome of said contract of transaction and discontinuance of actions, Supermercados Unimarc S.A. and KfW signed two new contracts whereby they rescheduled the credits in force with said institution, called "Rescheduling Agreements". As of December 31, 2003, the short-term and long-term debts with KfW amount to US$7.2 million.

As collateral for said obligations, as per a public deed dated November 22, 2001 executed at the Notary's Office of Mrs. Gloria Acharan Toledo, a pledge has been lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices: 56-5184-0001-01, 56-5184-0001-02, 56-5184-0001-03 and 56-5184-0001-04 (assets of the Linde brand); 56-5184-0007-01 y 56-5184-0008-01 (assets of the AEG brand); 56-5184-0005-01 y 56-5184-0005-02 (assets of the Cefla brand); 56-5184-0003-01 and 56-5184-0004-02 (assets of the Miwe brand); 56-5184-0002-01 (assets of the Trane brand); y,56-5184-0017-01 (assets of the Artok brand).

    Guaranties received from third parties

    b.1) Banco Do Brasil

    In order to guarantee the credits granted by Banco Do Brasil, the related companies, Salmones y Pesquera Nacional S.A. (formerly Pesquera Nacional S.A.), Sociedad Contractual Minera Cosayach I Region and Pesquera Bahia Inglesa S.A., have mortgaged assets owned by them. The value of said debt, as of December 31, 2003 amounts to ThCh$2,255,061. The property lodged as collateral is: P.A.M. Javier; P.A.M. Matias; P.A.M. Carolina III; Estacamentos Kerima and La Palma.

    b.2) Banco BBVA

    Complementing the guaranty lodged by the affiliate company Transportes Santa Maria S.A., the related company Comercial Maule S.A., has pledged in favor of BBVA, a set of pick up trucks to guarantee the debt which Supermercados Unimarc S.A. kept with said institution. As of the date of issuance of these financial statements the debt with said financial institution is paid, therefore the guaranties should be released.

    Indirect commitments

    c.1) The Company and other subsidiaries of Inversiones Errazuriz Ltda. (Inverraz Ltda.) have reported since 1994 and 1996, in connection to their capacity as guarantors in the payment of obligations undertaken by Inverraz Ltda. with the State Street Bank and Trust Company incurred into in those dates, in the amount of ThUS$45,556 and ThUS$65,000, respectively. The Company's guarantee was limited to ThUs$13,689 for the case of the 1994 credit, and ThUS$25,230 for the 1996 credit, limits which could be eventually incremented, in case of bankruptcy or liquidation of one or more of the other guarantors, upon the conclusion of the respective process that could be filed against same, and those other companies be liquidated.

    On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inverraz Ltda. report that there are pending appeals to the resolutions enacted by the Judge of the case in the United States. As of the closing date of these financial statements, we are awaiting the determination on the Consolidated Appeal by the Second Circuit.

    In the opinion of the lawyers of Inverraz Ltda., both the obligations rising from the 1994 loan contract and those rising from the 1996 loan contract have prescribed, in accordance with what the pertinent Chilean laws provide, and a lawsuit has been filed against the State Street Bank, in the 27th Civil Court of Santiago, Chile, case number. 5930-03, seeking the declaration of prescription of the aforementioned obligations.

    c.2) On December 31, 1998, the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santander Santiago, which as of December 31, 2003 amount to ThCh$5,984,730, the purpose of which is to finance the construction of supermarkets for Supermercados Unimarc S.A.

    Additionally, on July 16, 1998, the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee before Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Inmobiliaria y Constructora Nacional S.A., and/or Supermercados Unimarc S.A. and/or Salmones y Pesquera Nacional. Only for the case of Salmones y Pesquera Nacional S.A. the mortgage guaranty is limited to a maximum amount of ThUS$1,000.

    c.3) On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca. The debt's balance as of December 31, 2003 amounts to ThCh$4,099,423.

    c.4) On December 22, 1983, the Company became guarantor of Holandaus NV for debts kept by same with BBVA. The undertaken asset is Supermercado Manquehue, the value of which is ThCh$2,835,504 as of December 31, 2003. The debt of Holandaus NV with BBVA has been fully paid and the guaranty should be released soon.

    c.5) On November 13, 2002, before Notary Public Arturo Carvajal Escobar, the affiliate company Unimarc Organizacion y Servicios S.A., entered into a contract and lodged a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agricola y Forestal Paredones Limitada, in order to guarantee to said companies the full and timely compliance with each and any of the current obligations referred to in said contract, and also of those which company Supermercados Unimarc S.A. may keep with Ganadera y Forestal Nacional Limitada, Ganadera and Forestal Nacional S.A., and with Agricola y Forestal Paredones Limitada, and especially to guarantee the obligations evidenced in Clauses Fifth and Ninth hereof.

    Other commitments

d.1) In a Board of Directors' Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have undertaken or may undertake in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount of up to $ARG 415,924.08 (Argentinean pesos).

d.2) On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with NAI International II, Inc (sucursal Argentina), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by Nai International II., Inc for the construction of same for an amount which at present amounts to ARG$6,411,628.09 (Argentinean pesos), payable during the term of the 12 year concession. Same shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge of same. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

d.3) On November 28, 2003 a debt restructuring agreement was entered into with Bank Societe Generale S. A., whereby the debt was established at ThCh$508,418 (Chilean pesos), equivalent to ARG$2,517,258 (Argentinean pesos). In that same act, the real estate of Avenida Roca 555/57 Vicente Lopez was lodged as payment in kind for the price of ThCh$80,789 (Chilean pesos), equivalent to ARG$400,000 (Argentinean pesos). Therefore, the remaining balance of the obligation amounts to ThCh$427,629 (Chilean pesos), corresponding to ARG$2,117,262 (Argentinean pesos).

The contracting of this loan implies for the Company the compliance with certain conditions and requirements, especially those referring to the maintenance of certain equations in its accounting statements. These include maintaining a Net Equity of no less than ARG$ 3,081,365 (Argentinean pesos).

Additionally, a Trust contract was entered into with Sofital S.A.F. e I. in guarantee for the mortgage loan referred to above, by virtue of which the collection corresponding to the location contract entered into with Bowling Billiards Operation S.A. in Multicenter Belgrano have been assigned. Said Trust was rendered without effect as the contract expiration occurred in accordance with the contract of Restructuring of the Debt entered into on November 28, 2003.

d.4) Export Import Bank

In August 1998, State Street Bank and Trust Company, the State Street Bank and Trust Company, granted financing to suppliers of Supermercados Unimarc S.A. in the amount of US$808,996.78. This financing had a credit insurance granted by the Export Import Bank (Eximbank) of the United States of America. Due to the foregoing, Eximbank paid the debt to the State Street Bank. At present the debt is structured and up-to-date. It is being served regularly. As of December 31, 2003, the outstanding balance including both capital and interest, amounts to $66.6 million.

d.5) Corp Banca

On November 16, 1999, in the presence of Notary Public Mr. Eduardo Pinto Peralta, the associated company Inmobiliaria de Supermercados S.A., mortgages the real estate known as Terreno Arturo Prat in Concepcion, which as of December 31, 2003 has an accounting value of ThCh$2,702,263, to guarantee banking obligations which company Inmobiliaria y Constructora Nacional S.A. and Corporacion de Inversiones y Desarrollo Financiero Cidef S.A., keep at present or may keep in the future with Corp Banca. The balance of these companies' debt as of December 31, 2003 amounts to ThCh$4,099,423 and ThCh$1,988,248, respectively.

d.6) On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgages to Inmobiliaria y Constructora Nacional S.A. the real estates called Maipu I, Manuel Montt, Cordillera, Concepcion, Cisterna, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

d.7) On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., signed a General Mortgage, in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

d.8) On June 06, 2003, before Notary Public Rene Benavente Cash, the affiliate company Unimarc Organizacion y Servicios S.A., became surety and joint and several debtor of Comercial Supermercados Santiago S.A., in connection with each and every obligation currently held or which may be held in the future by same with Agricola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

d.9) On December 23, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the property called Supermercados Providencia. The obligations being guaranteed by this mortgage and the general mortgage guaranty clause extends to all and any of the obligations that Inmobiliaria de Supermercados S.A. currently has or that it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

d.10) On December 31, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the real estate called Supermercados Maipu II. The obligations guaranteed by this mortgage and the general mortgage guaranty clause extends to all an any of the obligations which Inmobiliaria de Supermercados S.A. currently has or which it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

e) Labor Court Cases

The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of ThCh$211,727 were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the Companies.

f) Other contingencies

On February 21, 2003 an Extraordinary Shareholders' Meeting of company Supermercados Unimarc S.A. was held, the purpose of which was to issue an opinion regarding official letter 00154 dated January 08, 2003, issued by the Superintendency of Securities and Insurance (SVS), whereby the Company is instructed to adjust the financial information as of December 31, 2001, as well as to reissue the financial statements for the quarterly periods of year 2002, in order to include the adjustments and effects that have occurred. At that time, the shareholders' meeting junta approved the filing of an appeal of claim.

On August 21, 2003 the appeal of claim filed by the Company was sanctioned. In fact, the Seventh Courtroom of the Court of Appeals of Santiago decided not to sustain the appeal of claim filed by the Company against Ordinary Official Letter No. 09181, dated December 09, 2002, clarified through Ordinary Official Letter No. 00154, dated January 08, 2003, instructing adjustments to the financial information filed by the Company at the closing of the 2001 period. On October 16, 2003 the company submitted to the SVS the requested amendments.

23. CONTINGENCIES AND RESTRICTIONS Direct Guaranties

Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees
	Name	Relationship		Type	Book value	12-31-03	12-31-02	12-31-04	Assets	12-31-05	Assets	12-31-06	Assets
Corp Banca	S.M. Unimarc S.A.	NO	Mortgage	0	5,548,589	2,938,440	3,400,600	0	0	0	0	0	0

BHIF	S.M. Unimarc S.A.	NO	Mortgage	0	0	0	258,922	0	0	0	0	0	0

Scotiabank	S.M. Unimarc S.A.	NO	Mortgage	0	500,495	94,396	135,028	0	0	0	0	0	0

Santiago	S.M. Unimarc S.A.	NO	Mortgage	0	10,859,164	1,127,823	1,127,823	0	0	0	0	0	0

24. DOMESTIC AND FOREIGN CURRENCY Assets

ITEM	CURRENCY	AMOUNT
		12-31-03	12-31-02
Current Assets
Available	US$	119	25,389
Prepaid Expenses	UF	0	0
Receivables	US	19,978	0
Other Current Assets	Arg. Peso	433,158	536,472
Other Current Assets		$24,288,704	21,104,617
Prepaid Expenses	US$	0	0
Other Current Assets	UF	33,853	16,105
Receivables	UF	190,789	21,457
Time Deposits	US$	297,337	0
Inventories	US$	36,176	140,018
Prepaid Expenses	UF	225,365	122,417
Debtors from sales	US$	21,726	0
Other Current Assets	US$	12,056	0

Fixed Assets
Fixed assets		$86,272,347	95,415,139
Fixed assets	Arg, $	44,756,087	56,803,228

Other Assets
Other Assets		$11,491,145	13,889,174
Other Assets	UF	62,140	251,708
Other Assets	Arg, $	717,313	750,765
Related co, Notes Receivable	US$	10,936,966	11,480,252
Long-term Debtors	US$	354,259	400,388
Notes Receivable	UF	172,508	180,405
Other Assets	US$	8,907	1,691
Total Assets
	US$	11,687,524	12,047,738
	UF	684,655	592,092
	Arg, $	45,906,558	58,090,465
		$122,052,196	130,408,930

24, DOMESTIC AND FOREIGN CURRENCY Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year
		12-31-2003		12-31-2002		12-31-2003		12-31-2002
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Obligations with banks	UF	2,093,728	0	2,304,802	0	0	0	0	0
Obligations with banks	US$	0	0	16,621,384	0	0	9.00	2,914,703	8.00
Obligations with banks	Arg, $	13,497	0	126,400	0	40,491	0	379,203	0
Sundry creditors	US$	52,149	0	39,628	0	97,986	0	133,083	0
Sundry creditors	US$	66,756	0	74,611	0	209,363	0	259,937	0
Sundry creditors	US$	11,519	0	4,869	0	83,570	0	0	0
Sundry creditors	UF	132,155	0	43,970	0	52,305	0	0	0
Sundry creditors	UF	32,960	0	47,032	0	0	0	78,389	0
Sundry creditors	UF	12,603	0	51,179	0	36,957	0	0	0
Sundry creditors	Non-readj $	1,010,526	0	584,555	0	0	0	0	0
Notes payable	Non-readj $	17,730,550	0	19,875,213	0	0	0	0	0
Notes payable	Arg, $	1,392,125	0	441,080	0	0	0	0	0
Notes payable	US$	3,972,943	0	4,867,972	0	0	0	0	0
Accounts payable	Arg, $	146,976	0	143,852	0	0	0	0	0
Accounts payable	Non-readj $	12,988	0	114,851	0	0	0	0	0
Accounts payable	US$	16,746	0	170,480	0	0	0	0	0
Related co, Notes & acc, Payable	Non-readj $	4,743,722	0	787,468	0	0	0	0	0
Related co, Notes & acc, Payable	US$	804,432	0	765,990	0	0	0	0	0
Related co, Notes & acc, Payable	Arg, $	407,572	0	392,932	0	0	0	0	0

24, DOMESTIC AND FOREIGN CURRENCY Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year
		12-31-2003		12-31-2002		12-31-2003		12-31-2002
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Other liabilities	Arg, $	229,312	0	208,443	0	0	0	0	0
Other liabilities	US$	178,140	0	0	0	534,420	0	0	0
Other liabilities	Non-readj $	1,055,411	0	2,037,476	0	0	0	0	0
Sundry creditors	UF	0	0	11,498	0	0	0	33,144	0
Bank obligation	Non-readj $	1,832,189	0	2,509,858	0	5,375,001	0	0	0
Sundry creditors	US$	0	0	181,574	0	0	0	0	0
Advanced incomes	US$	0	0	217,739	0	0	0	653,216	0
Related co, Notes &acc. Payable	UF	86,638	0	76,279	0	255,007	0	238,334	0
Total Current Liabilities
	UF	2,358,084		2,534,760		344,269		349,867
	US$	5,102,685		22,726,508		925,339		3,307,722
	Arg. $	2,189,482		1,530,446		40,491		1,032,419
	Non-readj $	26,385,386		25,909,421		5,375,001		0

24, DOMESTIC AND FOREIGN CURRENCY Long Term Liabilities Current Period 12-31-2003

Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Sundry creditors	UF	202,497	0	252,981	0	792503	0	368,272	0
Sundry creditors	US$	62,680	0	0	0	0	0	0	0
Sundry creditors	US$	300,083	0	0	0	0	0	0	0
Sundry creditors	US$	97,606	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	ARG, $	0	0	0	0	0	0	0	0
Other related co, Notes & acc. payable	UF	1,277,832	0	1,476,284	0	2,595,350	0	11,753,735	0
Other long-term liabilities	US$	1,425,120	0	1,425,120	0	356,280	0	0	0
Obligations with banks	UF	1,130,032	0	1,227,327	0	118,586	0	0	0
Obligations with banks	ARG, $	201,770	0	178,821	0	0	0	0	0
Obligations with banks	US$	5,643,862	0	6,538,331	0	2,233,661	0	0	0
Other related co, Notes & acc. Payable	US$	0	0	0	0	0	0	0	0
	UF	2,610,361	0	2,956,592	0	3,506,439	0	12,122,007	0
	US$	7,529,351	0	7,963,451	0	2,589,941	0	0	0
	ARG, $	201,770	0	178,821	0	0	0	0	0

24, DOMESTIC AND FOREIGN CURRENCY Long Term Liabilities Previous Period 12-31-2002

Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Obligations with banks	UF	1,097,192	0	1,159,424	0	756,919	0	0	0
Obligations with banks	US$	885,972	0	1,092,071	0	2,730,176	0	546,040	0
Obligations with banks	ARG, $	165,927	0	0	0	0	0	0	0
Notes payable	ARG, $	1,349,582	0	0	0	0	0	0	0
Sundry creditors	UF	185,286	0	228,896	0	728,629	0	524,958	0
Sundry creditors	US$	210,028	0	0	0	0	0	0	0
Sundry creditors	US$	351,574	0	97,341	0	0	0	0	0
Related co, Notes & acc. Payable	UF	1,189,227	0	1,373,337	0	2,414,368	0	12,454,038	0
Related co, Notes & acc. payable	Non-readj. Ch$	0	0	0	0	0	0	0	0
Other long-term liabilities	US$	1,741,911	0	1,741,911,	0	1,306,431	0	0	0
Other long-term liabilities	Non-readj. Ch$	4,404	0	0	0	0	0	0	0
Other long-term liabilities	US$	431,160	0	0	0	0	0	0	0
Sundry creditors	US$	0	0	0	0	0	0	0	0
	UF	2,471,705		2,761,657		3,899,916		12,978,996
	US$	3,620,645		2,931,323		4,036,607		546,040
	ARG, $	1,515,509		0		0		0
	Non-readj. Ch$	4,404		0		0		0

25. PENALTIES

Fine Penalty Imposed on the Company's Board of Directors

On July 30, 2003, through Exempt Resolution number 218. the Superintendency of Securities and Insurance applied a fine penalty in the amount of U.F. 300 upon each one of the Directors of the Company, on the grounds of non-existing acts and omissions in connection to the rescheduling of the credit subscribed with the State Street Bank and Trust Company on August 04, 1998.

On August 13, 2003, at the Eighteenth Civil Court of Santiago, a lawsuit was filed complaining against the fines imposed through the aforementioned Exempt Resolution, which as of the date of submittal of these financial statements is still pending.

As of December 31, 2003, doesn't exist other sanctions that affect neither to the society or their management.

26. SUBSEQUENT FACTS

Essential fact informed on January 14, 2004

According to article ninth and paragraph second of the article 10, both of the Law 18.045, and as said in General Bylaw No.30, I communicate the following essential fact regarding the society.

Given the strong revaluation of the Chilean peso for a precipitate and not forecast decrease of the value of the dollar, the obligations of Supermercados Unimarc S.A. with the Bank Do Brazil, for approximately Ch$2.250.000.000, saw increased their expression in that foreign currency, overcoming the limits established by the Headquarters House of the saying Bank in Brasilia.

The above-mentioned motivated a series of negotiations between the affected, Bank Do Brazil and Supermercados Unimarc S.A., in order to solve the problem, which remained full satisfaction of the parts on yesterday afternoon.

The rising in the value of the securities of Supermercados Unimarc S.A. yesterday, that overcame in Stock Exchange to the 30%, we understand that it does not keep no relationship with these facts, but rather with the better administration that comes carrying out the Company with the new administration, or because of the actions of speculators.

For this, we specified that no shareholders of the group controller, of more than the 80% of the securities of the Society, have bought neither sold actions of her.

This information surrenders the public given opinion the wave of murmurs motivated by the rise, that we esteemed storm, of the actions of the Company and, at the request of the Superintendencia de Valores y Seguros regarding the situation with Bank Do Brazil.

Essential fact informed January 15, 2004

According to article ninth and paragraph second of the article 10, both of the Law 18.045, and as said in General Bylaw No. 30 and facing confused and contradictory information published in the press, Supermercados Unimarc S.A. complements the Essential Fact regarding the society, sent yesterday.

The negotiations with the Bank Do Brazil, held in a convenience way for each part, finished in a successfully way on the Thursday afternoon, to whole satisfaction of the parties and without existing any illicit pressure against our society, that would had been unacceptable.

The negotiations were motivated fundamentally in a difference arised in relation with the minor value of the dollar, that had increase in their expression in foreign currency, the contracted obligations in Chilean peso, what led to overcome the amount preset in Brasilia for the Chilean Branch of saying Brazilian Bank. For this, Supermercados Unimarc S.A. paid the amount of US$2,800,000 in cash and remained slope for March 31, the adds amount of US$1,000,000 in order to pay the exact value, according to the future behavior of the price of the dollar in Chile.

Regarding the murmurs of press in the sense of having requested said foreign Bank the bankruptcy of our Society in the context of the referred negotiations, we could inform that we does not have no antecedent in this respect, by no means we have been notified of such eventual crime proceed, that does not agree with the Chilean legislation and less with the conduct of a state Bank from Brazil, of the prestige of the Bank Do Brazil.

At December 31 2003 other later facts don't exist.

27. ENVIRONMENT

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level, Additionally, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

28. RESTATEMENT OF 2002 CONSOLIDATED FINANCIAL STATEMENTS

The financial statements of the Company as of December 31 2002, represent the reissue of the financial statements that were presented to the SVS according to the current law, complying with Instruction No. 07981 of the SVS (Chilean SEC), dated September 29th 2003, due to changes in the accounting estimation of the account "Income to be Accrued".

This reissue was done as a result of the application of the resolution from the Seventh Appeal Court of Santiago, which on August 21st 2003 accepted the conclusions from the SVS formulated by Instruction No. 09181 dated December 9th 2002, cleared and complemented by Instruction No. 00154 dated January 8th 2003, regarding the treatment of the account "Income to be Accrued", considering it as a non-monetary liability. The account described above includes 10 years of rental income paid in advance from stores that were sold by Supermercados Hipermarc, S.A. (Argentinean subsidiary) to Supermercados Norte S.A. (an Argentinean company).

In the original presentation of these consolidated financial statements, the Company gave a monetary treatment to the mentioned account according to the accounting and judicial regulations currently in force in the Republic of Argentina; an issue that was objected by the SVS, and finally approved by the Seventh Appeal Court of Santiago.

The reissuance of the consolidated financial statements which are referred in Instructions 09181, 00154 and 07981, dated December 9th 2002, January 8th 2003, and September 29th 2003 respectively, correspond to the financial statements from December 2001 to June 2003, including the quarterly financial statements between both dates, of which the present one is part of.

The resolution of the Seventh Appeal Court considers this account as a conditional liability, nonetheless, the company's administration, maintaining its traditional conservative policy, agreed to keep a provision over this conditional liability amounted to Ch$5,618,526 M. But for the above mentioned provision, the Company's result of operations would have been increased.

Concept	Reported in the 2002	Adjustment 2002	Updated in the 2002
Net income (loss)	(315.102)	(1.300.704)	(1.615.806)
Liabilities	88.166.707	4.912.816	93.079.523
Equity	112.890.621	(3.989.437)	108.901.184

29. ACCOUNTS PAYABLE

At December 31, 2003 and 2002, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:
ITEMS	2003 M$	2002 M$
Suppliers of Goods	21,203,039	23,992,298
Suppliers of Frozen	461,580	685,950
Suppliers of Transportation	38,874	64,940
Hipermarc Suppliers	1,392,125	441,077
Total	23,095,618	25,184,265

30. PREPAID EXPENSES

At December 31, 2003 and 2002, the breakdown of this item is the following:
ITEMS	2003 M$	2002 M$

Operating Materials	454,760	455,631
Prepaid Publicity	21,619	32,922
Prepaid insurance	220,964	89,495
Other prepaid expenses	81,281	17,812

Total	778,624	595,860

31. SHORT AND LONG TERM SUNDRY CREDITORS

At December 31, 2003 and 2002, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:
ITEMS	Short Term		Long Term
	2003	2002	2003	2002
	M$	M$	M$	M$
Creditors for Leasing	182,943	270,671	1,661,936	1,877,797
Securities Received	42,619	41,941	0	0
Drawn and not collected checks	810,602	28,297	0	0
Computational System Financing	0	233,547	0	431,160
Other creditors (Insurance, Freight, Custom Duties)	762,685	969,013	414,686	448,915
Total	1,798,849	1,543,469	2,076,622	2,757,872

RELEVANT FACTS

Relevant Fact dated March 31, 2003:

On March 31, the Superintendency of Securities and Insurance was informed that since the value of the American Depositary Shares (ADR's) of company Supermercados Unimarc S,A, listed in the New York Stock Exchange was less than US$ 1 (one dollar of the United States of America) for a consecutive period of 30 days of operation of said market, that stock exchange has announced that it would suspend the transactions of those instruments prior to the opening for business on April 02, 2003, in accordance with the Company, as per decisions made on March 28, 2003.

In connection to the above-stated relevant fact, on May 01, 2003, the New York Stock Exchange informed us that the SEC (Securities and Exchange Commission) under an instruction dated April 29, 2003, and in accordance to its regulations, approved the removal of the ADR's that Supermercados Unimarc S.A. (each one representing 50 ordinary shares) had in the list and records of titles under the Securities Exchange Act of 1934.

The removal or de-listing became effective on April 30, 2003, at the opening of the exchange business day, in accordance to the Commission's instructions.

Relevant Fact dated December 01, 2003

We informed the sensitive death of the Director of the society Supermercados Unimarc S.A., Mr. Jorge Indo Vargas, happened November 27, 2003.

In the Board of Directors held on November 28, 2003, it was agreed to keep vacancy the position was hold by Mr. Indo, until the next Ordinary Shareholders Meeting, in which going to appoint completely the Board of Directors of the society.

REASONED ANALYSIS

1. Analysis of the General Balance Sheet

1.1 Assets

At December 31, 2003, the consolidated assets of Supermercados Unimarc S.A. amounted to ThCh$180,330,933, that is a decrease of 10.35% compared to December 2002.

The main assets that show increase during the period under analysis are:

  Time deposits, the difference in its balance regarding the previous year, corresponds to available that was placed in that modality in the present period.

  Short-term Notes and Accounts Receivable from Related Companies: this item shows an increase at December 2003 regarding same period of previous year, by movements of loans and invoices with some related companies and that to the closing of the present exercise they presented favor balance.

  Inventories: this item presents an increment compared with December of 2002, product of more purchases, to face the format change and increase of the selection of goods in some of our supermarkets.

The main decreases are:

- Available: This item shows a decrease of 59.82% compared to December 2002, mainly due to the checks that they had been issued and not collected.

- Debtors from sales: This item shows a decrease compared to December of year 2002, which is explained by the lower sales on a simple credit basis, and a better management of collection.

- The Fixed Assets item presents an aggregate decrease of 13.92% compared to December 2002, explained by the sale of assets by what is described in 4.1 of these analysis.

1.2 Liabilities

The total liabilities of Supermercados Unimarc S.A. as of December 31, 2003 amounted to ThCh$180,330,933 which represents a decrease of 10.35% compared to December 2002.

This is mainly due to the decrease of 20.01% of the Short and Long Term Obligations with Banks and Financial Institutions as a consequence of the service of these financial debts during this period. The accounts payable also present a decrease from 8.29% if it compares with same period of the year 2002

1.3 Current Liquidity

The index of liquidity is from 0.6 times to December 31, 2003, that represents an increase from 57.89% as compare with December of 2002. This is due to the current liabilities decrease, especially the accounts payable and obligations with banks and financial institutions, while the current assets presents an increment present exercise.

1.4 Acid Ratio

This ratio was 0.33 times at December 31, 2003, whereas at December 2002 it was 0.20 times. This index variation when comparing these two periods, explained by the decrease of current liabilities, and the increase of the current assets present exercise.

1.5 Indebtedness Ratio

At December 31, 2003 this ratio is 0.84 times, which is presented with a light variation when comparing it with December of 2002 in spite of the decrease of the items obligations with banks and financial institutions of short-term and long-term, and of the accounts payable.

1.6 Short-term and Long-term Debt versus Total Debt

The index of short-term debt over total debt was 51.8% in the year 2003 and 62.3% at December of 2002. The decrease in this index is explained by the classification change of Obligations with Banks and Financial Institutions from the short-term to the long-term, because of credit with Bank Boston was restructured. For that reason, in this period increased long-term obligations with banks.

1.7 Coverage of Financial Expenses

The consolidated coverage index at December 31, 2003 is lower if compared to December in the previous period. This variation is explained by the aggregate loss in the income for this period, and a decrease in these expenses.

2. Income Analysis

During the period as of December 31, 2003, the company evidenced a loss of ThCh$4,249,357 which represents a decrease if it compared to the income at December of 2002. This is due to the result originated by the income tax present period and to the negative non-operational result.

2.1 Operating Income

The operating income for Supermercados Unimarc S.A. and affiliates at December of 2003 was ThCh$127,543,966, that is an increase if it compared to December of 2002. The above is due to an increase in the volume of sales in some affiliates. The main society presents a decrease, what owes to the hard competition that there is in the industry of supermarkets, what has caused a decrease in the sale in some of our supermarkets.

2.2 Costs of Operation

At December of year 2003, the costs rose to ThCh$100,433,293, which represents a decrease of 0.27%, as a percentage of the Income from Operation, if, compared to the results at December of 2002.

2.3 Margin of Operation

The margin of operation as of December of year 2003 was ThCh$27,110,673, that is 4.21% higher if compared to the ThCh$26,015,765 evidenced at December of 2002.

As a percentage of income, the margin of operation rises from 21.05% since December of year 2002 to 21.26% at December of 2003.

2.4 Administrative and Sales Expenses

At December 2003 the administrative and sales expenses were ThCh$31,676,921 as compared to the ThCh$33,481,240 of December of 2002. This represents a decrease of 5.39%, that is explained so much by the rationalization of the expenses in the main society as in their affiliates.

    Operating Income

The operating income to December of the year 2003 reached at -ThCh$4,566,248, that represents an improvement in terms of negative results in both periods. As percentage of the incomes, the operational result spent from December of 2002 of -6.04% to -3.58% to December of 2003.

2.6 Non Operating Income

The non-operating income as of December of 2003 was -ThCh$1,885,178, whereas at December of year 2002 there was a ThCh$191,664. this decrease was caused by the drop in other non-operating income outside of the exploitation and for the exchange rate.

2.7 Financial Expenses

The financial expenses of the company in the present period show a decrease if compared to December of year 2002, this reflects the decrease of the financial debt, and liabilities for investment.

2.8 Income before Tax

At December of 2003, the result is negative in an amount of ThCh$6,451,426, which reflect a better relation to the income that registered in the same period of the previous year, which is explained by the operational income in this period.

2.9 Profits (Loss) after Taxes

The result as of December of 2003 is a loss if it compared to December of 2002, this is explained mainly by income tax, and for non operational income negative of this period.

3. Cash Flow Statement Analysis

The final cash balance as of December 31, 2003 and 2002 was ThCh$996,557 and ThCh$1,740,178, respectively.

	2003 ThCh$	2002 ThCh$
Cash Flow from operating activities	-4,448,328	-12,950,871
Cash Flow from financing activities	5,586,623	5,304,334
Cash Flow for Investment activities	-1,860,288	6,309,921
Effect of inflation on cash and cash equivalents	-21,628	-14,418
Opening balance	1,740,178	3,091,212
Final balance of cash and cash equivalent	996,557	1,740,178

The increase in the operating activities as of December, 2003, compared to the previous year is explained by the lower payment to supplier and personnel and increase in collection of trade accounts receivable.

The light variation of the financing flow when comparing both exercises is mainly for the drop in the payment of loans and to smaller obtaining of loans.

The flow for investment activities demonstrates the drop fundamentally in the sale of fixed asset and the increment in other investment revenues, as permanent investments.

4. Activity and Analysis of the Differences of Book and Economic Values of the Main Assets.

The company's total consolidated assets are comprised 72.66% by Fixed Assets, 4.24% by Accounts Receivable from Related Companies on a short term basis and 6.43% corresponding to Inventories.

For the assets collected from Related Companies, there is no doubt in the payment of 100% of these debts. The Fixed Assets are presented at their acquisition cost, corrected on a monetary basis, and linear depreciation on the basis of the years of useful life in each group of assets, according to legal dispositions that have instructed by the Servicio de Impuestos Internos (Internal Revenue Service). Concerning the inventories, they are presented at their average weighed cost. The values so determined do not exceed their net realization values.

A revision has been made of the condition and value of the fixed assets, other assets and intangibles maintained and used over the long term, and based on estimations and projections made, it has been concluded that there is no deterioration in them, which could materially affect their depreciation value, or that their net depreciation value exceeds their liquidation value valor for the particular case of the fixed assets.

4.1 Investments and Disposals.

During the period under analysis certain disposals and investments were made in some fixed assets according to the following breakdown:

In this period some investments were made in Machinery and Equipment, and facilities for the remodeling and opening of several stores of our supermarket chain.

The main disposals in the period were:

  Sale of real estate called Land San Pablo in the borough of Santiago

  Sale of real estate called Land Talca in the borough of Talca

  Sale of real estate called Land Cerro Colorado in the borough of Las Condes

  Sale of real 85% estate called Land La Cisterna in the borough of La Cisterna

4.2 Inventory Turnover.

At December 31, 2003 the inventory turnover is 9.09 times and 8.27 times as compared to the same period in the previous year, this increase reflects the increase in the volume of sales.

4.3 Inventory Permanence.

At December 31, 2003 the inventory permanence is 39.58 days and on the last period of the previous year it was 43.52 days, this explains the increase in the volume of sales in this period.

5. Profitability Analysis

5.1 Profitability of the Equity.

At December 31, 2003 this profitability is -4.2% whereas for identical period of the previous year it is -1.5%. This reflects the decrease in the aggregate result for this period.

5.2 Profitability of the Assets.

In this period the profitability of the assets represents -2.4% whereas for the same period in the previous year it is
-0.8%, which reflects the result as of December 31, 2003 despite of the decrease in the total assets as compared to the same period in the previous year.

5.3 Performance of the Operating Assets

The performance of these assets as of December 31, 2003 is -27.3%, which represents an increase if compared to December 31, of the previous year, which was -38.8%. This is due to the increase in the operating income of this period, notwithstanding the decrease in the average assets.

The asset accounts considered in this analysis are: Debtors from sales, Receivables, Sundry debtors, Inventories, Recoverable Taxes and Prepaid Expenses.

5.4 Profit per share

The profit per share as of December 31, 2003 was -$3.37 per share, where for identical period in year 2002 it was -$1,28 per share. This is explained by the higher negative result in this period as compared to the one last year.

5.5 Return on Dividends

In the period ending December 31, 2003 no dividends were distributed. The unit share value as of the closing of each period is $8.01 and $13.00 respectively.

6. Markets in which it participates and the competition that it faces.

When analyzing the sale statistics made available by the Instituto Nacional de Estadisticas, INE, it may be seen that nominal sales during the period ending in December 2003, compared to the same period in year 2002, grew by 9.5%, whereas the actual sales index varied by 9.1%.

In December 2003, as compared to previous month of the same year, there was a nominal variation of 26.9% and an actual variation of 27.6%.

On the other hand, sales in December of 2003, compared to those of December of 2002 increased by 5.9% nominal and 8.1% actual.

Sales recorded in December of 2003 correspond to 680 stores with over 3 cash registers in the entire country, which must be compared to the 655 establishments that operated in December of 2002. If we also consider that during that period 41 supermarkets have been closed, mainly in regional sites, it is concluded that in 12 months 66 new establishments have been opened.

    Sales and Market Share.

The industry of supermarkets in Chile is characterized mainly by the high concentration of the market, added it to the high experience that the actors possess of this, it has taken to not incentive the entrance of new foreign chains and to the exit of other, as it is it the recent sale of Carrefour. The format that follow this chains doesn't resemble each other to the one adopted by Unimarc who points to maintain the traditional lines of the supermarkets.

For these days Unimarc lives a recovery process that includes the remodeling of all its local, the one already began with the remodeling of "Parque La Florida" and that during the year 2004 will extend to other local of the chain. Also, this plan of business brought new executives to the company with a high knowledge of the retail business, contributing new ideas and know-how. To this sinks the opening of new local inside the country, as Loncoche, La Cisterna, Amunategui, supermarkets that lately they have opened up to the public and very soon a local will open up in the borough of Curacavi.

To incentive the purchase of new consumers and to make faithful to the current clients, Unimarc has maintained its campaign of "Precios al Por Mayor", adding weekend promotions and "Descuento 30%", that includes catalogs and pamphlets.

  Market Risk Analysis.

In the national environment, the monthly growth in the economic activity measured by the IMACEC index, registered positive enough figures during the last quarterly of the year 2003, closing the year in 3.2%. For the year 2004 a growth of the economy is expected around the 4 and 4.5%. Without a doubt these figures will be reflected in the sales of the supermarkets of the whole country.

The progressive fall of the price of the dollar, takes to that the cared products diminish its price in the market, making more attractive the consumption of these on the part of the consumers. This situation that affects the sales of certain goods positively in the market, also includes to the item retail.

On the other hand, in the quarterly October - December the unemployment at national level arrived to 9.4%, being located 0.4 per cent points less than the previous mobile quarterly. This increase the index of the consumer's trust that as they indicate it the surveys has gone increasing progressively. These indexes are a clear sign of positive tendency that will impact in the consumption of people affecting the sector retail positively and particularly to the industry of the supermarkets.

7.1. Risk of Interest Rate and Variation in the Exchange Rate.

From this perspective the company maintains a long term related debt denominated to Argentinean pesos which represents a risk from the perspective of the exchange rate, as a consequence of the instability of that country's economy. As to liabilities, the company has debts at an average rate of 5.19%, which is comprised of 24.04% in domestic currency and 75.96% in foreign currency, mainly U.S. dollars.

Supermercados Unimarc S.A. does not have financial derivative contracts enabling to reduce the exchange rate risk or the fluctuation in the interest rates.

From the point of view of results we may state the Supermercados Unimarc S.A. operating income in foreign currency represents 0.91% of the total Operating Income, which is comprised of 88.90% by Argentinean pesos, from the operating income of our Argentinean affiliate Supermercados Hipermarc S.A. and 11.10% corresponding to U.S. dollars from exports of our Chilean affiliate Interagro Comercio y Ganado S.A.

The Operating Costs in foreign currency represent 0.10% of the total Operating Costs of Supermercados Unimarc S.A. and correspond 100% to Argentinean pesos, as the costs of our affiliate Interagro Comercio y Ganado S.A. are denominated to Chilean pesos.

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As December 31, 2003
ASSETS	31-Dic-03	30-Sep-03	30-Jun-03	31-Dic-02

Available	699,220	310,936	1,688,820	1,740,178
Term Deposits	297,337	239,636	349,151	0
Net Negotiable Securities	0	0	0	0
Trade Debtors (Net)	1,431,049	1,222,003	1,146,532	1,639,922
Notes Receivable (Net)	2,139,815	2,598,371	2,785,436	2,709,326
Sundry Debtors (Net)	72,757	220,539	85,341	422,835
Related Co. Bills receivables and Debtors	7,648,521	7,081,316	9,999,394	3,466,154
Inventories (Net)	11,586,547	11,387,605	11,191,595	10,499,536
Recoverable Taxes	799,829	379,199	710,885	796,436
Prepaid Expenses	778,624	858,605	633,193	595,860
Deferred Taxes	0	0	0	0
Other Current Assets	105,562	80,790	146,438	96,225
Total Current Assets	25,559,261	24,379,000	28,736,785	21,966,472

Land	39,181,015	39,929,278	43,772,976	45,567,737
Construction and Infrastructure Works	56,690,620	61,274,652	63,779,535	65,613,756
Machinery and Equipment	22,584,947	22,122,698	22,250,705	22,436,271
Other Fixed Assets	35,312,814	36,622,732	37,315,014	37,645,005

Depreciation (Less)	-22,740,962	-22,127,798	-21,286,666	-19,044,403
Total Fixed Assets	131,028,434	137,821,562	145,831,564	152,218,366

Investment in Related Companies	1,182	0	0	0
Other Companies Investments	0	0	0	0
Lower Value of Investments	15,130,474	15,428,324	15,741,827	16,761,636
Higher Value of Investments (less)	-38,110	-39,135	-40,439	-46,787
Long - Term Debtors	526,768	573,718	576,450	580,790
Related Comp. Bills Receivable and Debtors	0	0	0	0
Deferred Taxes	6,565,203	5,366,032	5,405,326	7,405,990
Intangibles	10,431	11,070	187,333	11,797
Amortization (Less)	0	0	0	0
Other	1,547,290	1,769,767	1,603,068	2,240,954
Total Other Assets	23,743,238	23,109,776	23,473,565	26,954,380

Total Assets	180,330,933	185,310,338	198,041,914	201,139,218

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As December 31, 2003
LIABILITIES	31-Dic-03	30-Sep-03	30-Jun-03	31-Dic-02
Short -Term Obligation Banks & Financial Inst.	5,993,321	6,269,301	22,348,216	23,765,994
Obligation with Banks & Financial Inst. L/T Portion	3,361,585	3,326,996	1,459,194	1,090,356
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	23,095,618	24,888,194	27,054,259	25,184,265
Notes Payable	159,963	175,085	229,510	429,182
Sundry Creditors	1,798,849	1,033,631	1,297,953	1,543,469
Related Co. Notes and Accounts Payable	6,297,370	3,638,844	6,975,531	2,261,002
Provisions	481,478	620,771	378,167	1,362,103
Withholdings	503,688	365,841	415,272	655,029
Income Tax	153,821	68,293	92,252	196,947
Income Received in Advance	712,560	790,785	837,266	884,459
Deferred Taxes	145,736	221,339	168,472	16,728
Other Current Liabilities	0	1,586	1,588	1,608
Total Current Liabilities	42,703,989	41,400,666	61,257,680	57,391,142
Obligations with Banks & Financial Inst.	17,272,390	19,695,048	7,745,422	8,433,720
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	0	0	0	1,353,986
Sundry Creditors	2,076,622	2,419,777	2,547,699	2,757,872
Related Co. Notes and Account Payable.	17,103,201	17,169,625	17,694,424	17,430,970
Provisions	0	0	0	0
Other Long -Term Current Liabilities	3,206,520	3,756,223	4,186,331	4,790,254
Total Long -Term Liabilities	39,658,733	43,040,673	32,173,876	34,766,802
Minority Interest	21,676	21,530	72,538	80,090
Paid-in Capital	56,432,718	55,706,356	55,762,230	56,432,718
Capital Revaluation Reserves	0	668,477	613,385	0
Share premium	28,864,630	28,835,023	28,835,423	28,864,630
Other Reserves	0	0	0	0
Develop Period Accumulated Deficit (less)	-4,272,282	-925,509	1,041,701	2,433,009
Retained Earnings	16,921,469	16,563,122	18,285,081	21,170,827
Future Dividends Reserves	0	0	0	0
Accumulated Profits	21,170,826	21,149,111	21,149,404	22,786,633
Accumulated Losses (less)	0	0	0	0
Profit Loss of the Period	-4,249,357	-4,585,989	-2,864,323	-1,615,806
Interim Dividends (less)	0	0	0	0
Total Equity	97,946,535	100,847,469	104,537,820	108,901,184
Total Liabilities	180,330,933	185,310,338	198,041,914	201,139,218

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As December 31, 2003
INCOME STATEMENT	31-Dic-03	30-Sep-03	30-Jun-03	31-Dic-02

Trading Income	127,543,966	94,751,523	62,449,933	123,566,992
Operating costs	-100,433,293	-73,572,285	-48,205,310	-97,551,227
Trading Margin	27,110,673	21,179,238	14,244,623	26,015,765
Adm. and Sales Expenses	-31,676,921	-23,861,278	-15,674,785	-33,481,240
Operating Results	-4,566,248	-2,682,040	-1,430,162	-7,465,475
Financial Income	69,725	62,751	51,168	143,429
Related Co. Invest. Profits	0	0	0	0
Other non-operating income	1,344,466	1,030,101	811,125	2,399,523
Related Comp. Invest. Losses	-1,877	-1,532	0	0
Lower Value Invest. Amortization	-2,074,157	-1,757,088	-1,443,642	-1,277,015
Financial Expenses	-3,177,981	-2,363,011	-1,832,272	-4,821,458
Other non-operating expenses	-279,612	-225,887	-33,525	-1,093,266
Price-level restatement	139,226	150,246	220,406	-492,533
Exchange rate differences	2,095,032	202,134	-245,552	5,332,984
Non-Trading Income	-1,885,178	-2,902,286	-2,472,292	191,664
Profit Before Tax	-6,451,426	-5,584,326	-3,902,454	-7,273,811
Income Tax	1,382,473	180,651	224,690	5,647,668
Consolidated (Loss) Profit	-5,068,953	-5,403,675	-3,677,764	-1,626,143
Minority Interest	4,780	6,371	6,288	5,549
Net (Loss) Profit	-5,064,173	-5,397,304	-3,671,476	-1,620,594
Higher Value Invest. Amortization	814,816	811,315	807,153	4,788
Profits (Loss) of the Period	-4,249,357	-4,585,989	-2,864,323	-1,615,806

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

As December 31, 2003
FINANCIAL RATIOS	31-Dic-03	30-Sep-03	30-Jun-03	31-Dic-02
Number of Shares	1,261,849,619	1,261,849,619	1,261,849,619	1,261,849,619
Per Share Profit ($)	-3.37	-3.63	-2.27	-1.28
Book Value ($)	77.62	79.92	82.84	86.30